

Expanding our reach



2019 Proxy Statement



AAR CORP.
1100 North Wood Dale Road
Wood Dale, Illinois 60191

August 15, 2019

Dear Fellow Stockholders:

Reflecting on my first year as CEO, I am extremely proud of all that we accomplished and incredibly grateful for the opportunity to lead our company. During the year we successfully implemented two of the most complex programs in our history, supporting the Department of State with the WASS contract and the U.S. Air Force with the Landing Gear PBL program. We are excited to play an increasingly important role in support of the U.S. government.

Quality and safety remain our top priorities. We re-delivered in Fiscal 2019 nearly 1,000 aircraft in our hangars to major U.S. and international airlines as well as the U.S. Navy. We also managed millions of parts through our Parts Supply and Integrated Solutions activities.

We achieved strong financial results in Fiscal 2019, with sales exceeding $2 billion (an increase of 17.4% over Fiscal 2018) and adjusted diluted earnings from continuing operations of $2.36 (an increase of 36.4% over Fiscal 2018). We are excited about AAR's future, and we will look to capitalize on our Fiscal 2019 momentum in the coming year. As always, we remain firmly committed to building long-term value in the Company.

With that, I am pleased to invite you to AAR's 2019 annual meeting of stockholders. The annual meeting will be held on Tuesday, September 24, 2019 at 9:00 a.m., Central Time, at the Company's corporate headquarters located at One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191.

I encourage you to read our 2019 proxy statement, our annual report and our other proxy materials. Your vote is important. Please follow the voting instructions to ensure that your shares are represented and voted at the meeting.

On behalf of the entire AAR family, I wish to thank Norman R. Bobins, who will retire at our annual meeting after more than 13 years of distinguished service and leadership as a member of our Board of Directors.

We are grateful to our employees for their hard work and commitment, and to you, our stockholders, for choosing to invest in AAR.

Sincerely,



John M. Holmes
President and Chief Executive Officer

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

TO OUR STOCKHOLDERS:

We are pleased to invite you to attend our 2019 annual meeting of stockholders. Please read the information in this notice and proxy statement to learn more about AAR and the matters to be voted on at the annual meeting.


Date and Time
Tuesday, September 24, 2019
9:00 a.m., Central Time


Place
AAR CORP.
One AAR Place
1100 North Wood Dale Road
Wood Dale, Illinois 60191


Record Date
You may vote your shares at the annual meeting if you were a stockholder on Thursday, August 1, 2019.

Items of Business

You will be asked at our annual meeting to:

Items of Business	Board Recommendation	Page
1 Elect three directors	✓ **FOR** each director nominee	11
2 Vote on an advisory proposal to approve our Fiscal 2019 executive compensation	✓ **FOR**	33
3 Ratify the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2020	✓ **FOR**	67

Stockholders will transact any other business that may properly come before the annual meeting or any adjournment or postponement of the annual meeting

Voting

Your vote is important. We encourage you to vote your shares as soon as possible. You may vote by proxy over the Internet, by telephone, or by completing and returning the enclosed proxy card in the postage-paid envelope provided. We also welcome you to attend the meeting and vote in person.

 www.proxyvote.com

 1-800-690-6903

 Complete and return the proxy card or voting information card

Please see Appendix A for important information about voting your shares at our 2019 annual meeting.

By Order of the Board of Directors,

Robert J. Regan
Vice President, General Counsel and Secretary

August 15, 2019

TABLE OF CONTENTS

1 MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER

2 NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

4 2019 PROXY STATEMENT SUMMARY
   4 PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING
   5 AAR – WHO WE ARE AND WHAT WE DO
   6 FINANCIAL HIGHLIGHTS
   8 EXECUTIVE COMPENSATION HIGHLIGHTS
   10 CORPORATE GOVERNANCE HIGHLIGHTS

11 PROPOSAL 1 – ELECTION OF DIRECTORS
   11 PROPOSAL SUMMARY
   11 INFORMATION ABOUT OUR DIRECTOR NOMINEES AND OUR CONTINUING DIRECTORS
   17 OUR CULTURE
   17 OUR STRATEGY
   22 THE BOARD'S ROLE AND RESPONSIBILITIES
   27 BOARD STRUCTURE
   28 BOARD PRACTICES AND POLICIES
   30 DIRECTOR COMPENSATION

33 PROPOSAL 2 – EXECUTIVE COMPENSATION
   33 PROPOSAL SUMMARY
   34 COMPENSATION COMMITTEE FISCAL 2019 REPORT
   35 COMPENSATION DISCUSSION AND ANALYSIS
   35 EXECUTIVE SUMMARY
   36 EXECUTIVE COMPENSATION HIGHLIGHTS
   37 OUR EXECUTIVE COMPENSATION GOALS AND PHILOSOPHY

39 PRINCIPAL ELEMENTS OF OUR FISCAL 2019 EXECUTIVE COMPENSATION PROGRAM
39 OUR COMPENSATION COMMITTEE'S DECISION-MAKING PROCESS
40 FISCAL 2019 EXECUTIVE COMPENSATION
48 KEY EXECUTIVE COMPENSATION POLICIES AND PRACTICES
52 EXECUTIVE COMPENSATION TABLES
66 OTHER COMPENSATION MATTERS

67 PROPOSAL 3 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
   67 PROPOSAL SUMMARY
   67 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES
   68 AUDIT COMMITTEE FISCAL 2019 REPORT

69 STOCK OWNERSHIP INFORMATION
   69 SECURITY OWNERSHIP OF OUR BOARD AND MANAGEMENT
   70 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
   71 DELINQUENT SECTION 16(a) REPORTS
   71 EQUITY COMPENSATION PLAN INFORMATION

72 STOCKHOLDER PROPOSALS FOR OUR 2020 ANNUAL MEETING

73 OTHER BUSINESS

A-1 APPENDIX A – QUESTIONS AND ANSWERS ABOUT OUR 2019 ANNUAL MEETING

B-1 APPENDIX B – NON-GAAP FINANCIAL MEASURES

Important Notice Regarding the Availability of the Proxy Materials for Our Annual Meeting of Stockholders to Be Held on Tuesday, September 24, 2019:

This Notice and Proxy Statement, our 2019 Annual Report to Stockholders and our Annual Report on Form 10-K for the fiscal year ended May 31, 2019 are available free of charge at *www.proxyvote.com*

2019 PROXY STATEMENT SUMMARY

This summary highlights selected information contained in this proxy statement. Please read the entire proxy statement carefully before voting your shares.

PROPOSALS TO BE VOTED ON AT THE ANNUAL MEETING

Proposal	Board Recommendation	See
1 **Election of three directors**	**FOR** each director nominee 	(pages 11-32)


James E. Goodwin
INDEPENDENT DIRECTOR

From 2016 to April 2019, Lead Director of Federal Signal Corporation (a safety and security products manufacturer). From 2009 to 2016, Chairman of Federal Signal Corporation. From 2007 to 2008, Interim President and Chief Executive Officer of Federal Signal Corporation. From 2001 to 2007, an independent business consultant. From 1999 to 2001, Chairman and Chief Executive Officer of UAL, Inc. and United Airlines, Inc., from which he retired after 34 years.


John M. Holmes
DIRECTOR

President and Chief Executive Officer of AAR CORP. since June 1, 2018. President and Chief Operating Officer from June 1, 2017 to June 1, 2018. From 2015 to June 1, 2017, Chief Operating Officer of the Aviation Services business group of AAR CORP. From 2012 to 2015, Group Vice President, Aviation Services – Inventory Management and Distribution; and prior thereto, General Manager and Division President of AAR Allen Asset Management.


Marc J. Walfish
INDEPENDENT DIRECTOR

Since 2003, Founding Partner of Merit Capital Partners (a mezzanine investor company). From 1991 to 2003, partner at William Blair Mezzanine Capital Partners. From 1978 to 1991, various positions at Prudential Capital Corporation, mostly recently as Senior Vice President.

Proposal	Board Recommendation	See
2 **Advisory proposal to approve our Fiscal 2019 executive compensation**	**FOR** 	(pages 33-66)

Proposal	Board Recommendation	See
3 **Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for Fiscal 2020**	**FOR** 	(pages 67-68)

AAR – WHO WE ARE AND WHAT WE DO

AAR is a global aerospace and defense aftermarket solutions company that employs more than 6,000 people in over 20 countries. Headquartered in the Chicago area, AAR supports commercial and government customers in over 100 countries through two operating segments: Aviation Services and Expeditionary Services.

Aviation Services			Expeditionary Services
Parts Supply	Repair & Engineering	Integrated Solutions	Manufacturing
• Serviceable and OEM factory-new parts • Engine solutions, management, leasing and exchange • Aircraft sales and leasing • Online PAARTS™ Store	• Airframe MRO • Component repair • Landing gear • Wheels and brakes • Engineering services	• Flight hour-based component support • Contractor logistics support • Performance-based logistics	• Composites: structures and interiors • Mobility Systems: shelters, containers, pallets

Customers
(Percentage of Fiscal 2019 sales)



67% Commercial

33% Government

Aviation Services–Connected Businesses Model
Integrated businesses leveraged to reinforce and grow the whole



1 Parts Supply
- Transactional data collection
- Exclusive relationships with OEMs and customers
- Inventory pooling with programs

DIGITAL SERVICES

2 Repair & Engineering
- Strategic relationships with airlines
- Technical repair knowledge and data collection
- Develop parts for internal and external consumption

3 Integrated Solutions
- Strategic relationships with airlines, MROs, OEMs and repair vendors
- Fuel parts supply business
- Fund component repair capability development
- Long-term contracts / predictable revenue

Key Business Achievements in Fiscal 2019

✅ **Continued execution of Aviation Services "Connected Businesses" strategy**

- Leveraged best-in-class services within Parts Supply (Trading and OEM Solutions), Repair & Engineering and Integrated Solutions (Government and Commercial Programs) to reinforce and grow each business and Aviation Services as a whole.
- Parts Supply entered into, or extended agreements with China-based MRO company, Ameco, and German-based MRO company, MTU, to support their engine MRO activities.
- Integrated Solutions – Commercial Programs executed new power-by-the-hour (PBH) agreements with Air New Zealand and Air Malta.
- Integrated Solutions - Government Programs completed the transition of the Worldwide Aviation Support Services (WASS) program and added three new sites for the U.S. Department of State.
- OEM Solutions announced several new and expanded distribution agreements with BASF, Eaton, Ontic and Zodiac.
- MRO Services was awarded long-term contracts with new customers, including the Royal Danish Air Force and U.S. Marshals.

✅ **Focus on driving growth from new services and markets**

- Entered into a joint venture with Napier Park Global Capital to acquire and maximize returns on late-life commercial aircraft.
- Received certification from the Japan Civil Aviation Bureau that will expand AAR's Japanese customer base and further strengthen the company's position in Asia.
- AAR's online ecommerce platform, PAARTS™ Store, experienced sequential sales growth.

FINANCIAL HIGHLIGHTS

AAR had a strong financial performance in Fiscal 2019. Consolidated sales exceeded $2 billion, (an increase of 17.4% over Fiscal 2018), and adjusted diluted earnings from continuing operations rose to $2.36 (an increase of 36.4% over Fiscal 2018). AAR also achieved solid cash flow generation in Fiscal 2019, with cash flow from continuing operations of $60.5 million (compared to $55.8 million in Fiscal 2018). AAR maintained its strong balance sheet in Fiscal 2019 and continues to have the flexibility to invest further in the Company's growth.

Selected Financial Information

(dollars in millions except per share data)

For the year ended May 31,	2019	2018	2017
Sales	$2.051.8	$1,748.3	$1,590.8
Operating income	98.3	86.0	82.3
Diluted earnings per share from continuing operations	$ 2.40	$ 2.11	$ 1.51
Cash provided from (used in) operations – continuing operations	60.5	55.8	(13.5)
As of May 31			
Working capital	595.0	609.4	553.4
Total assets	1,517.2	1,524.7	1,504.1
Total debt	142.9	178.9	156.2
Equity	905.9	936.3	914.2

Key Financial Achievements

Revenue and Growth



Adjusted Diluted EPS from Continuing Operations



Adjusted Operating Income and Margin



Invested Capital and Adjusted Pretax ROIC



Please see Appendix B for reconciliations of non-GAAP financial measures.

EXECUTIVE COMPENSATION HIGHLIGHTS

Fiscal 2019 Enhancements to Our Executive Compensation Program



Introduction of a new metric – relative total stockholder return – for performance share awards



Elimination of the stock price re-test provision in performance share awards

We made these two changes to our executive compensation program in Fiscal 2019 to continue to align our executive compensation outcomes with Company performance and the interests of stockholders and to reflect best market practices.

In addition, the changes we made in Fiscal 2019 continue the steps we took in Fiscal 2018 in response to stockholder feedback coming out of our 2017 and 2016 say-on-pay votes. We believe the outcome of our 2018 say-on-pay vote (95%) demonstrated strong stockholder support for our executive compensation program. We believe that the enhancements made to our Fiscal 2019 program further align our executive compensation program by linking key Company objectives with the preferences of our stockholders.

Say-on-Pay Vote



Pay–for–Performance Alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: earnings per share from continuing operations (80%) and working capital turns (20%)
- We view our long-term incentives as 100% performance based: performance shares and stock options, except for one grant of time-based restricted stock to a new executive officer
- Performance shares are linked to three key performance metrics critical to the success of our business strategy: income from continuing operations, return on invested capital and relative total stockholder return
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the Company's peer group
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term - is consistent with peer group company best practices

Cash Bonuses under the Fiscal 2019 Short-Term Incentive Plan

Strategic Goal		Compensation Measure
Increase profitability and deliver value to stockholders		Earnings per share from continuing operations
Make more efficient use of stockholder capital in support of Company sales		Working capital terms

Performance Shares under the Fiscal 2019 Long-Term Incentive Plan

Strategic Goal		Compensation Measure
Increase profitability and deliver value to stockholders		Income from continuing operations
Enhance efficiency in allocating capital to generate higher returns		Average return on invested capital
Outperform peer group companies in generating stockholder value		Relative total stockholder return

Fiscal 2019 Compensation of our Chief Executive Officer John M. Holmes



25%
Base Salary

0%
Performance-Based Annual
Cash Bonus

75%
Performance Shares and Stock Options

Fiscal 2019 Compensation of our Other Named Executive Officers



26.3%
Base Salary

21.4%
Performance-Based
Annual Cash Bonus

34.2%
Performance Shares
and Stock Options

5.6%
Time-Based
Restricted Stock

12.4%
Discretionary
Bonus

Executive Compensation Practices

What We Do

✓ Annual say-on-pay stockholder vote

✓ Challenging performance targets under our incentive compensation plans

✓ Emphasis on performance-based compensation

✓ Multi-year vesting periods for stock awards

✓ Limited perquisites

✓ "Double trigger" change-in-control provisions in executive agreements

✓ Meaningful stock ownership and retention guidelines for directors and executive officers

✓ Prohibition on short sales, pledging and hedging transactions

✓ Claw-backs of incentive compensation in the event of certain financial restatements

✓ Annual assessment of incentive compensation plans

What We Don't Do

✗ No tax gross-ups

✗ No repricing of stock options

✗ No dividends on performance based restricted stock unless performance goals are met

CORPORATE GOVERNANCE HIGHLIGHTS

Our goal is to ensure that our corporate governance practices reflect best practices tailored, as necessary, to the Company's culture, strategy and performance.

Corporate Governance Practices

Number of directors 12 (to be reduced to 11 at the annual meeting)	**Majority voting in uncontested director elections** ✓ Yes	**Director orientation and continuing education programs** ✓ Yes	**Annual stockholder approval of executive compensation** ✓ Yes
Number of independent directors 10	**Stock ownership and retention guidelines** ✓ Yes	**All directors are "audit committee financial experts"** ✓ Yes	**Stockholder engagement program** ✓ Yes
Average age of directors 65.5	**Annual stock grant to non-employee directors** ✓ Yes	**Code of business ethics and conduct** ✓ Yes	**No poison pill** ✓ Yes
Average tenure of directors 11.5 years	**Executive sessions of Independent directors** ✓ Yes	**Ethics hotline policy** ✓ Yes	**Separation of Chairman and CEO Roles** ✓ Yes
Director retirement age 75	**Independent compensation consultant** ✓ Yes	**Related person transaction policy** ✓ Yes	**Independent Board Committees** ✓ Yes
Independent Lead Director ✓ Yes	**Annual Board and Board Committee self-evaluations** ✓ Yes	**Disclosure committee for financial reporting** ✓ Yes	**Enterprise Risk Management Program** ✓ Yes

ESG FOCUS

AAR embraces the importance of "giving back" as a critical part of its corporate culture. AAR's corporate social responsibility efforts include a focus on environmental, social and governance activities. In particular, AAR seeks to expand its impact and make a difference with charitable giving, employee actions, and corporate initiatives, including but not limited to the following:

- Support for Veterans
  - Proactive commitment to hiring veterans
  - Veteran recognition events and celebrations
  - Contributions to veteran organizations such as Marine Corp. Scholarship Foundation; Navy SEAL Foundation; VetsAid; Operation Support our Troops-America
- Aviation-Focused Education
  - EAGLE Career-Pathway program: a skills-based mentorship program offered at academic institutions in 16 states to help prepare students for careers in aviation
  - Participation at STEM events at neighborhood schools in AAR facility locations
  - Job-shadowing opportunities at AAR's MRO facilities

- Health and Wellness
  - "Rise Against Hunger" sponsorship in support of individuals and families in need
  - "Plane Pull" fundraisers for the Special Olympics
  - Charitable giving to partner organizations such as Alzheimer's Association; Feeding America; Ann & Robert H. Lurie Children's Hospital
- Environmental
  - Company-wide initiatives to lessen our ecological footprint (e.g., our MRO facility in Oklahoma City has reduced its hazardous waste footprint by 80% since 2008)
  - Facility-by-facility campaigns to conserve energy and resources (e.g., our component repair facility in Amsterdam decreased its electricity usage by 40,000 kilowatt hours in 2018)

PROPOSAL 1 – ELECTION OF DIRECTORS

Proposal	Board Recommendation
1 Election of three directors	Our Board of Directors unanimously recommends that you vote **FOR** each director nominee. 

PROPOSAL SUMMARY

We are asking you to elect three directors at this annual meeting. The director nominees are: James E. Goodwin, John M. Holmes and Marc J. Walfish.

Each director nominee is currently serving as a director of the Company. Each director nominee has been determined by the Board to be "independent" within the meaning of the rules of the New York Stock Exchange ("NYSE") and the SEC, except for Mr. Holmes, who is deemed not to be independent due to his employment with the Company as President and Chief Executive Officer.

Mr. Norman R. Bobins, a director of the Company since 2007, is retiring at this annual meeting. We are grateful to Mr. Bobins for his superb leadership and contributions to the Company during his 13-year tenure as a director. Effective with Mr. Bobins's retirement, the Board will act to reduce the number of directors to 11.

INFORMATION ABOUT OUR DIRECTOR NOMINEES AND OUR CONTINUING DIRECTORS

Information about our director nominees and our continuing directors whose terms expire in future years is set forth below.

Our Director Nominees

Class II Directors whose terms expire at the 2019 annual meeting



James E. Goodwin LEAD INDEPENDENT DIRECTOR

Age: 75   **Director Since: 2002**

Career Highlights
From 2016 to April 2019, Lead Director of Federal Signal Corporation (a safety and security products manufacturer). From 2009 to 2016, Chairman of Federal Signal Corporation. From 2007 to 2008, Interim President and Chief Executive Officer of Federal Signal Corporation. From 2001 to 2007, an independent business consultant. From 1999 to 2001, Chairman and Chief Executive Officer of UAL, Inc. and United Airlines, Inc., from which he retired after 34 years.

Other public company directorships:
- Federal Signal Corporation
- John Bean Technologies Corporation

Director Qualifications
The Board of Directors concluded that Mr. Goodwin should serve as a director of the Company based on his significant airline industry experience and expertise, including his leadership positions at UAL, Inc. and United Airlines, Inc., his management experience and his financial expertise, as well as his global consulting experience, and his service as a director of other public companies.



John M. Holmes DIRECTOR

Age: 42   **Director Since: 2017**

Career Highlights
President and Chief Executive Officer of AAR CORP. since June 1, 2018. President and Chief Operating Officer from June 1, 2017 to June 1, 2018. From 2015 to June 1, 2017, Chief Operating Officer of the Aviation Services business group of AAR CORP. From 2012 to 2015, Group Vice President, Aviation Services – Inventory Management and Distribution; and prior thereto, General Manager and Division President of AAR Allen Asset Management.

Other public company directorships:
- None

President and Chief Executive Officer of AAR CORP.

Director Qualifications
The Board of Directors concluded that Mr. Holmes should serve as a director of the Company based on his position as President and Chief Executive Officer, his demonstrated leadership and management abilities, and his knowledge of the Company's businesses, its portfolio of services and the markets in which it competes, and the customer and supplier relationships that Mr. Holmes has developed during his 18-year tenure with the Company.



Marc J. Walfish INDEPENDENT DIRECTOR

Age: 67   **Director Since: 2003**

Career Highlights
Since 2003, Founding Partner of Merit Capital Partners (a mezzanine investor company). From 1991 to 2003, partner at William Blair Mezzanine Capital Partners. From 1978 to 1991, various positions at Prudential Capital Corporation, most recently as Senior Vice President.

Other public company directorships:
- None

Director Qualifications
The Board of Directors concluded that Mr. Walfish should serve as a director of the Company based on his experience in the finance industry, including as a founding partner of Merit Capital Partners, his knowledge of the capital markets and his expertise in corporate finance, strategic planning and risk management.

Our Continuing Directors

Class III Directors whose terms expire at the 2020 annual meeting



Patrick J. Kelly INDEPENDENT DIRECTOR

Age: 64   **Director Since: 2006**

Career Highlights

Since 1986, Managing Director of KMK & Associates, LLC (a private equity firm with interests in companies operating in the food, distribution, technology, financial services, real estate and energy industries).

Other public company directorships:
- None

Director Qualifications

The Board of Directors concluded that Mr. Kelly should serve as a director of the Company based on his leadership and operational experience at various businesses, his background as a long-term chief executive officer and his business expertise gained through his experience at a private equity firm with a diversified portfolio of operating companies.



Duncan J. McNabb INDEPENDENT DIRECTOR

Age: 67   **Director Since: 2017**

Career Highlights

Since 2011, Co-Founder and Managing Partner of Ares Mobility Solutions Inc. (a privately-held logistics business); General, U.S. Air Force (Retired) after 37 years of active commissioned service. Former Commander, U.S. Air Mobility Command, 33rd Vice Chief of Staff of the U.S. Air Force and Former Commander of US TRANSCOM.

Other public company directorship:
- Atlas Air Worldwide, Inc.

Director Qualifications

The Board of Directors concluded that General McNabb should serve as a director of the Company based on his government resourcing and government affairs expertise, his strategic planning, operations and leadership skills and his 37-year record of service with the United States Air Force, including his service as Commander of the United States Transportation Command (the single manager for global air, land and sea transportation for the Department of Defense).



Peter Pace INDEPENDENT DIRECTOR

Age: 73   **Director Since: 2011**

Career Highlights
General, U.S. Marine Corps (Retired). From 2005 to 2007, Chairman of the Joint Chiefs of Staff (the most senior position in the United States Armed Forces).

Other public company directorship:
- Qualys, Inc.

Other public company directorships held in the past five years:
- Laserlock Technologies, Inc.
- Pike Electric Corp.
- Textura Corporation
- Wi2Wi Corporation.

Director Qualifications
The Board of Directors concluded that General Pace should serve as a director of the Company based on his leadership and management skills and experience from over 40 years of service with the United States Marine Corps, culminating in his appointment as the 16th Chairman of the Joint Chiefs of Staff (where he served from 2005 to 2007 as the principal military adviser to the President, the Secretary of Defense, the National Security Council and the Homeland Security Council), his understanding of the government and defense markets, his cybersecurity expertise and his current and prior service as a director of other public companies.



Ronald Woodard INDEPENDENT DIRECTOR

Age: 76   **Director Since: 2004**

Career Highlights
Since 2014, retired Chairman of MagnaDrive, Inc. (an industrial torque transfer equipment company, which he co-founded following his retirement from The Boeing Company after 32 years of service). From 1995 to 1998, President of the Boeing Commercial Airplane Group. From 1991 to 1994, Vice President and General Manager of the Renton Division of Boeing Commercial Aircraft. From 1987 to 1991, President of de Havilland Aircraft. Prior to that, Vice President and General Manager of the Materiel Division of Boeing Commercial Aircraft, and various other management positions.

Other public company directorships:
- None

Other public company directorships held in the past five years:
- Outerwall, Inc. (formerly Coinstar, Inc.).

Director Qualifications
The Board of Directors concluded that Mr. Woodard should serve as a director of the Company based on his management and manufacturing experience as a senior officer of The Boeing Company, his knowledge of the commercial aviation industry and his experience as a director of other public companies, including Continental Airlines, Inc.

Class I Directors whose terms expire at the 2021 annual meeting



Anthony K. Anderson INDEPENDENT DIRECTOR

Age: 63   **Director Since: 2012**

Career Highlights
Since 2012, an independent business consultant. From 2006 to April 2012, Vice Chair and Managing Partner of Midwest Area at Ernst & Young LLP (a global accounting firm). Prior thereto, Mr. Anderson served in various management positions during a 35-year career with Ernst & Young LLP.

Other public company directorships:
- Avery Dennison Corp.
- Exelon Corp.
- Marsh & McLennan Companies

Other public company directorships held in the past five years:
- First American Financial Corporation

Director Qualifications
The Board of Directors concluded that Mr. Anderson should serve as a director of the Company based on his 35 years working with a global accounting firm, his accounting and financial knowledge, his leadership in developing talent management programs, his service as a director of other public companies, and his professional, civic and charitable service, including as a director of private companies and numerous not-for-profit organizations.



Michael R. Boyce INDEPENDENT DIRECTOR

Age: 71   **Director Since: 2005**

Career Highlights
Since 2018, Chairman and Managing Director of The Peak Group (an operating and acquisition company) and retired Chairman of the Board of PQ Corporation (a specialty chemicals and catalyst company). From 2015 to 2018, Chairman of the Board of PQ Corporation. From 2005 to 2015, Chairman and Chief Executive Officer of PQ Corporation.

Other public company directorships:
- Stepan Company

Director Qualifications
The Board of Directors concluded that Mr. Boyce should serve as a director of the Company based on his experience in leading two global organizations, his insight into global manufacturing, supply and distribution practices and his international business development skills.



David P. Storch CHAIRMAN OF THE BOARD

Age: 66   **Director Since: 1989**

Career Highlights
Chairman of the Board of AAR CORP. since 2005. Chief Executive Officer from 1996 to May 31, 2018 and President from 1989 to 2007 and 2015 to June 2017.

Other public company directorships:
- Kemper Corporation

Other public company directorships held in the past five years:
- KapStone Paper and Packaging Corp.

Director Qualifications
The Board of Directors concluded that Mr. Storch should serve as a director of the Company based on his positions as Chairman of the Board and previously as Chief Executive Officer of the Company, his leadership and management skills, his understanding of the Company's businesses gained during his 40-year career with the Company and his knowledge of the commercial aviation and government/defense markets.



Jennifer L. Vogel INDEPENDENT DIRECTOR

Age: 57   **Director Since: 2016**

Career Highlights
Since 2012, co-founder and owner of InVista Advisors, an advisory firm focused on legal department effectiveness, leadership, compliance, crisis readiness and risk management. From 2003 to 2010, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer of Continental Airlines, Inc.

Other public company directorships:
- None

Other public company directorships held in the past five years:
- American Science and Engineering, Inc.
- Clearwire Corporation
- Virgin America, Inc.

Director Qualifications
The Board of Directors concluded that Ms. Vogel should serve as a director of the Company based on her experience as a highly successful corporate executive with over 25 years of leadership experience in the airline and energy industries, including her leadership positions with Continental Airlines, her legal and corporate governance expertise, her experience in regulatory issues, mergers and acquisitions, ethics and compliance matters and her past experience as a director of other public companies, including Virgin America, Inc.

OUR CULTURE

Our Purpose—Doing It Right To Better Connect The World

At AAR, we constantly search for the right thing to do for our customers, for our employees, for partners and for society. We wake up in the morning knowing we have to deliver and we leave at the end of the day having done our best and determined to return the next day to do even better. We do not rest on our earlier accomplishments.

In 1955, American aviation was the new tech industry. AAR—a startup—was already supplying parts to the aviation industry—efficiently moving inventory, setting in motion our participation in America's great boom.

Today, from Chicago to London to Singapore to Dubai to South Africa, our customers, employees and partners are helping us do what is right worldwide— and that includes being a vital link in commercial airline safety and supporting the U.S. military and its allies. We expanded our commercial reach in Fiscal 2019, with 18 commercial fleets under flight-hour support, 950 aircraft serviced or repaired at our MRO facilities, and over 1.3 million parts available in our global warehouses and PAARTS Store. Our commitment to our government customers also reached new heights in Fiscal 2019 as demonstrated, in particular, by the logistics and supply chain programs we provide in support of the U.S. Navy, U.S. Air Force, U.S. Marshals Service, and U.S. Department of State.

Through our AAR Aviation Services and Expeditionary Services businesses, we design technical, operational, logistic and financial solutions—doing it right and quickly delivering our customers safety, efficiencies and competitiveness. This lets them do what they do best—fly and connect the world.

Our Mission

To be the best at designing and delivering technical, operational and financial solutions to enhance the efficiency and competitiveness of our commercial aviation and government customers.

OUR STRATEGY

Our strategy is to become the leading independent provider of innovative solutions to the aviation aftermarket. We will achieve this strategy through our ability to:

- **Execute** through focus on customer satisfaction and cost leadership;
- Pursue **connected businesses** that reinforce collective growth prospects;
- Leverage **data and digital** to deliver better customer-focused solutions;
- Expand margins through **intellectual property**;
- Increase our **global** footprint into emerging markets;
- Leverage our **independence** to provide feasible solutions; and
- Attract, empower and deploy **exceptional, entrepreneurial talent.**

Our Values

 quality first. safety always.

 find a way. every day.

 do it fast. do it well.

 be honest. inspire trust.

 work as one. be inclusive.

 ideas matter. think new. think ahead.

 make money. have fun.

 own it.



Together, our Aviation Services "Connected Businesses" – Parts Supply (Trading and OEM aftermarket solutions), Repair & Engineering and Integrated Solutions (Government and Commercial Programs) – aim to drive growth through best–in–class services within each discipline and leverage each to reinforce and grow the whole.

We also remain focused on enhancing our manufacturing capabilities at our Mobility and Composites businesses.

Corporate Governance

Good corporate governance is an essential part of our corporate culture. We review our corporate governance policies and procedures on an annual basis. We strive to emulate "best practices," tailoring them, as appropriate, to fit our culture, strategy and performance. We believe that we comply with all applicable SEC and NYSE corporate governance rules and regulations. We also have adopted additional corporate governance practices that we believe are in the best interests of the Company and its stockholders.

Copies of the following corporate governance documents are available on the Company's website at **www.aarcorp.com** under "Investor Relations/ Corporate Governance":

- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter
- Executive Committee Charter
- Corporate Governance Guidelines
- Categorical Standards for Determining Director Independence
- Code of Business Ethics and Conduct

These corporate governance documents are also available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

In Fiscal 2019, the Company hired a Chief Compliance Officer to oversee and implement enhancements to the Company's compliance program. These enhancements focus on anti-bribery and anti-corruption policies and procedures, third-party due diligence, risk assessments and similar measures designed to promote the Company's "Doing It Right" corporate purpose.

Stockholder Engagement

We recognize and value the importance of engaging with our stockholders and other key constituents in an open and constructive manner.

Why We Engage

The purposes of our stockholder engagement program are to promote communication, increase transparency and, most importantly, better understand and address the perspectives of our stockholders. We believe that opportunities to receive and consider stockholder feedback enhance, in particular, our corporate governance and executive compensation practices, which in turn will contribute to the long-term value of the Company.

Fiscal 2019 Outreach

In Fiscal 2019, we estimate that we communicated with stockholders owning over a majority of our outstanding shares. We also engage directly with and consider carefully the viewpoints of the proxy advisory firms that represent the interests of various stockholders.

Fiscal 2019 Engagement Covered

Through our stockholder engagement program, we participated in numerous investor meetings which included in-person sessions and telephone calls with stockholders and presentations at various investor conferences. These interactions allow investors the opportunity to meet, ask questions of, and provide advice to, our key executives. We also hold an "Investor Day," most recently on July 17, 2019, to provide updated information about the Company, including information about our:

| BUSINESS | STRATEGY | OPERATING PERFORMANCE | FINANCIAL RESULTS | DIGITAL INITIATIVES | EXECUTIVE COMPENSATION PRACTICES |

We Listened to our Stockholders

What We Heard	What We Did in Fiscal 2019	Implementation Date
Concerns about performance shares	Introduced relative total stockholder return as a new metric	July 2018
Concerns about plurality voting	Adopted majority voting	June 2018

Director Nominations and Qualifications

The Board of Directors, acting through its Nominating and Governance Committee, is responsible for identifying, evaluating and recommending candidates for director.

Solicitation of director candidate recommendations	The Nominating and Governance Committee solicits director candidate recommendations from management, other directors, business and community leaders and stockholders. The Nominating and Governance Committee also may retain the services of a search firm to assist in identifying director candidates.
Candidate considerations	The Nominating and Governance Committee considers all director candidates in the same manner, regardless of whether recommendations come from the Board, stockholders or other sources. In its evaluation of director candidates, the Nominating and Governance Committee considers the factors specified in the Company's Corporate Governance Guidelines, including: • A high level of integrity and professional and personal ethics and values consistent with those of the Company; • Professional background and relevant business and industry experience; • Current employment, leadership experience and other board service; • Demonstrated business acumen or special technical skills or expertise (e.g., auditing, financial, law and aviation/aerospace); • A commitment to enhancing stockholder value and serving the interests of all stockholders; • Independence (including within the meaning of the applicable NYSE rules) and freedom from any conflicts of interest that may interfere with a director's ability to discharge his/her fiduciary duties; • Willingness and ability to make the commitment of time and attention necessary for effective Board service; • A balance of business, financial and other experience, expertise, capabilities and perspectives among sitting directors in the context of the current composition of the Board, operating requirements of the Company and long-term interests of stockholders; and • Other factors the Nominating and Governance Committee deems appropriate.
Consideration of inclusive diversity and expertise	The Nominating and Governance Committee considers the racial, ethnic and gender diversity of the Board and director candidates, as well as the diversity of their knowledge, skills, experience, background and perspective, to assure that the Company maintains the benefit of a diverse, balanced and effective Board. The Nominating and Governance Committee and the full Board maintain a current matrix of skills, competencies and experiences of each director. This matrix enables the Committee and the Board to ensure that the Board as a whole has the diversity of expertise and experience necessary for the effective oversight of the Company.
Recommendation	Following its evaluation of director candidates, the Nominating and Governance Committee recommends its director nominees to the full Board of Directors. Based on its review and consideration of the Committee's recommendation, the Board makes the final determination of the director nominees to be presented for election by the Company's stockholders.

A full list of the qualifications of director candidates considered by the Committee is set forth in the Corporate Governance Guidelines on the Company's website at **www.aarcorp.com** under "Investor Relations/Corporate Governance" and is available in print to any stockholder upon written request to the Secretary of the Company at the address listed on the first page of this proxy statement. The Nominating and Governance Committee regularly reviews these qualifications and the performance of individual directors and the Board as a whole.

Stockholders may submit a proposed director nomination to the Nominating and Governance Committee for consideration at the 2020 annual meeting of stockholders by writing to the Secretary, AAR CORP., One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191. To be eligible for consideration under the Company's By-Laws, a proposed nomination must be received by the Secretary of the Company no later than March 29, 2020, must state the reasons for the proposed nomination and must contain the information required under the Company's By-Laws, including the full name and address of the proposed

nominee, a brief biographical background setting forth the nominee's past and present directorships, employment and occupations and information as to stock ownership and certain arrangements regarding the Company's common stock. A proposed nomination must also include a statement indicating that the proposed nominee has consented to being named in the proxy statement and to serve if elected.

Director Independence

A majority of the members of the Board of Directors must be independent directors under the Company's Corporate Governance Guidelines and applicable SEC and NYSE rules. The Nominating and Governance Committee and the Board of Directors review each director annually and make a determination concerning independence after consideration of all known facts and circumstances. The Board has established categorical standards to assist it in determining director independence. The Company's "Categorical Standards for Determining Director Independence" include all of the elements of the applicable SEC and NYSE rules with respect to director independence.



Director Independence

10 of 12

directors are Independent

Based on these categorical standards, its review of all relevant facts and information available, and the recommendations of the Nominating and Governance Committee, the Board, at its meeting in July 2019, affirmatively determined that no director has a material relationship with the Company that would impair the director's ability to exercise independent judgment and, accordingly, that each director is an independent director, except for Mr. Storch and Mr. Holmes due to their recent and current employment with the Company, respectively.

The Board's independence determinations consider the impact of Board service tenure on a director's independence, particularly with respect to directors with 10 or more years of Board service. The Board concluded that all longer-tenured directors, based on their communications and interactions with management, their decisions and their adherence to their fiduciary duties to stockholders, have demonstrated their independence from management.

Board Composition and Refreshment

The Company has added three new directors — John M. Holmes, Duncan J. McNabb and Jennifer L. Vogel — in the last three years as a part of its ongoing Board refreshment process. There are four director retirements upcoming in the next five years. The Board, therefore, will have the opportunity to alter its composition by seating a new generation of directors to lead the Company as it seeks to solidify and enhance its status in the aviation services markets.

In considering director candidates, the Board takes into account the skills, tenure and diversity of current directors to assure that there is a proper balance between director stability and fresh perspectives in the boardroom.

As a part of this effort, the Board maintains a director matrix to ensure that the Board, as a whole, has the expertise, experience, diversity and skillset critical to the Company's continued success. The table below identifies key areas of director expertise that are important to the Company's business success and the number of the Company's directors with that expertise:

Sustainability: Director Skills and Experience

11 Leadership	8 Public Company Board Service	11 Global Business
6 Aerospace Industry	7 Government	11 Corporate Governance
6 Financial and Banking	3 Innovation and Technology	11 Risk Management

THE BOARD'S ROLE AND RESPONSIBILITIES

Role and Responsibilities of the Board

The Board of Directors is elected by the Company's stockholders and represents their interests in overseeing the Company's management, strategic direction and financial success. The Board exercises its oversight responsibilities directly and through its Committees.

The Board identified and gives particular attention to four "Critical Areas of Board Focus".

1 Risk Management (including Cybersecurity)

Effective risk management is an important Board priority. The risk oversight function at the Board begins with a fundamental understanding of the Company's culture, business and strategy. The Board delegates significant aspects of its risk management oversight responsibilities to its Committees, as detailed below for each Board Committee under "Key Risk Oversight Responsibilities." The Board also works with management in managing risk through robust and comprehensive internal processes, an effective internal control environment and an enterprise risk management program.

The Board places significant emphasis on the identification and management of cybersecurity risks. It receives regular reports from management on system vulnerabilities and security measures in effect to deter or mitigate breaches or hacking activities.

The Company's Annual Report on Form 10-K for Fiscal 2019 includes in Part I, "Item 1A, Risk Factors" a listing of the significant risks facing the Company. The risks described there are not the only risks facing the Company, as additional risks and uncertainties not currently known or foreseeable or risks that are currently deemed immaterial may materially adversely affect the Company's business, financial condition or results of operations in future periods.

2 Strategic Planning

The Board oversees the Company's business and capital allocation strategies. It discusses strategic planning at each Board meeting and holds a special strategy session with management in July of each year dedicated exclusively to strategic planning. This session focuses on the development and implementation of the Company's short-term, intermediate-term and long-term strategic plans. The Board and management review and discuss the Company's operations, and financial and non-financial performance. They analyze aviation industry developments and trends, the Company's service and solution offerings and the competitive landscape in which the Company operates.

The Board monitors management's performance in the execution of the Company's strategy throughout the year. It receives regular updates from management at each meeting on strategic opportunities and risks that the Company is currently assessing or addressing, including through the oversight of management's enterprise risk management program.

3 Management Development, Succession Planning and Diversity

AAR's Board places a high priority on senior management development and succession planning. The Board, primarily through the Nominating and Governance Committee, conducts an annual evaluation review focused on CEO succession planning as well as the succession planning and retention practices for senior management leaders.

The annual review addresses the development and evaluation of current and potential senior leaders, and the development of short-term and longer-term succession plans for key positions, including a succession plan for the CEO position. The Board also has a CEO emergency succession planning process to address unanticipated events and emergency situations.

The annual review also includes a diversity presentation that provides information on minority hiring and retention, the status of the Company's diversity and inclusiveness programs, including outreach programs focused on increasing the employee applicant pool, particularly for women, minorities and veterans. The Board is focused on improving diversity at all levels of the Company, but particularly at the middle and senior management levels.

4 Company Performance

The Board receives regular updates relating to the Company's financial performance against key measures, including sales growth, earnings per share growth, SG&A as a percentage of sales, return on invested capital and working capital turnover. The Board also monitors the Company's growth ratios, margin ratios, people efficiency and asset efficiency. The Board oversees operational performance at the Company's business units through management presentations at each meeting.

The Board regularly reviews and compares its corporate governance profile against its peer group companies, competitors and market indices. This review contributed to the Board's decision in July 2018 to replace plurality voting with majority voting in the election of directors.

Role and Responsibilities of the Board Committees

The Board has an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and an Executive Committee. The following table outlines the risk oversight and general responsibilities of the Board committees:



Nominating and Governance Committee

Chair
James E. Goodwin

Members
Michael R. Boyce
Patrick J. Kelly
Duncan J. McNabb
Jennifer L. Vogel
Marc J. Walfish

Role and Responsibilities

The Nominating and Governance Committee is comprised entirely of independent directors qualified to serve on the Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence.

The Nominating and Governance Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Nominating and Governance Committee and the Board of Directors at their July 2019 meetings. The full text of the Nominating and Governance Committee charter appears on the Company's website and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Nominating and Governance Committee is responsible for both nominating and governance matters as described in its charter. The Nominating and Governance Committee performs the specific functions described in its charter, including:

- Oversees the composition, structure and evaluation of the Board and its committees;
- Conducts, together with the Compensation Committee, an annual performance evaluation of the Chief Executive Officer;
- Reviews, considers, and acts upon related person transactions;
- Reviews succession plans for the Chief Executive Officer and Chief Financial Officer and recommends individuals to fill these positions
- Develops and recommends Corporate Governance Guidelines for Board approval; and
- Monitors and screens directors for independence and recommends to the Board qualified candidates for election as directors and to serve on Board committees.

The Nominating and Governance Committee held four meetings during Fiscal 2019.

Key Risk Oversight Responsibilities

- Corporate governance
- Board and committee membership
- Succession planning
- Diversity
- Board, Committee and CEO effectiveness
- Related party transactions

The Nominating and Governance Committee oversees and reports to the Board on corporate governance risks, including Board and committee membership, director independence and related party transactions. It makes recommendations to the full Board on succession planning at the Chief Executive Officer and senior executive level and the annual evaluation of the performance of the Board of Directors.



Compensation Committee

Chair
Ronald B. Woodard

Members
Anthony K. Anderson
Norman R. Bobins
Michael R. Boyce
Peter Pace
Jennifer L. Vogel

Role and Responsibilities

The Compensation Committee is comprised entirely of independent directors qualified to serve on the Compensation Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence.

The Compensation Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Compensation Committee and the Board of Directors at their July 2019 meetings. The full text of the Compensation Committee charter appears on the Company's website and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Compensation Committee is primarily concerned with establishing, reviewing and approving Chief Executive Officer compensation, reviewing and approving other senior executive compensation and overseeing the Company's stock plans and other executive compensation and employee benefit plans. The Compensation Committee performs the specific functions described in its charter, including:

- Sets the compensation of the Chief Executive Officer and, together with the Nominating and Governance Committee, conducts an annual performance review of the Chief Executive Officer;
- Reviews and approves compensation policies and practices for all elected corporate officers, including named executive officers;
- Administers the Company's annual cash bonus plan and the long-term incentive stock plan;
- Recommends director compensation and benefits to the Board for approval; and
- Oversees administration of certain other employee benefit, director deferred compensation, savings and retirement plans.

The Compensation Committee held four meetings during Fiscal 2019. Information about the roles of the Committee's independent compensation consultant and management in the executive compensation process is set forth under "Executive Compensation — Compensation Discussion and Analysis."

.

Key Risk Oversight Responsibilities

- Target-setting under annual cash bonus programs
- Target-setting under performance share programs
- Compensation policies and practices
- Impact of performance-based compensation on risk-taking by management
- Compensation consultant independence
- Executive agreements

The Compensation Committee oversees and reports to the Board on the Company's cash bonus programs and stock-based compensation to be sure that they are appropriately structured to incentivize officers and key employees while avoiding unnecessary or excessive risk-taking.



Audit Committee

Chair
Marc J. Walfish

Members
Norman R. Bobins
James E. Goodwin
Patrick J. Kelly
Duncan J. McNabb
Peter Pace
Ronald B. Woodard

Role and Responsibilities

The Audit Committee is comprised entirely of independent directors qualified to serve on the Audit Committee under applicable SEC and NYSE rules and the Company's Categorical Standards for Determining Director Independence. The Board of Directors has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of applicable SEC rules.

The Audit Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Audit Committee and the Board of Directors at their July 2019 meetings. The full text of the Audit Committee charter appears on the Company's website and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Audit Committee's primary responsibility is to assist the Board of Directors in fulfilling its duty to stockholders to oversee and review: the quality and integrity of the Company's financial statements and internal controls over financial reporting; the qualifications, independence and performance of the Company's independent registered public accounting firm; and the performance of the Company's Internal Audit function.

The Audit Committee performs the specific functions described in its charter, including:

- Approves and engages the independent registered public accounting firm that audits the Company's consolidated financial statements;
- Pre-approves all non-audit and audit-related services furnished by the independent registered public accounting firm;
- Maintains communication between the Board and the independent registered public accounting firm;
- Monitors the qualifications, independence and performance of the independent registered public accounting firm;
- Oversees and reviews the Company's financial reporting processes and practices;
- Oversees and reviews the quality and adequacy of internal controls over financial reporting, disclosure controls and the organization and performance of the Company's internal audit department;
- Reviews the scope and results of audits;
- Oversees the Company's enterprise risk management committee; and
- Meets with the independent registered public accounting firm representatives and internal audit department representatives without members of management present.

The Audit Committee held seven meetings during Fiscal 2019.

Key Risk Oversight Responsibilities

- Risk assessment and risk management practices
- Financial reporting and investor disclosure
- Accounting and auditing
- Quality and adequacy of processes and internal controls
- Cybersecurity risk
- Ethics Hotline
- Oversight of enterprise risk management program

The Audit Committee reviews and assesses management's processes for managing risks relating to accounting, financial reporting, investment, tax and legal compliance, risks identified by the Company's internal and external auditors, and matters raised through the Company's Ethics Hotline.

The Audit Committee oversees the enterprise risk management committee, which is composed of Company employees and is responsible for identifying the principal risks to the Company, developing and implementing risk mitigation strategies, auditing the effectiveness of the risk mitigation strategies and reporting to the Audit Committee. The enterprise risk management committee meets regularly with the Audit Committee to review and discuss the Company's principal risks and outline its risk mitigation approach for addressing these risks.



Executive Committee

Chair	Members
David P. Storch	**James E. Goodwin**
	John M. Holmes
	Jennifer L. Vogel
	Marc J. Walfish

Role and Responsibilities

The Executive Committee acts under a written charter adopted by the Board of Directors. The charter was last reviewed and approved by the Board of Directors at its July 2019 meeting. The full text of the Executive Committee charter appears on the Company's website and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

The Executive Committee is authorized to meet between meetings of the Board of Directors and exercise certain powers of the Board with respect to urgent matters or other matters referred to it by the Board for deliberation or action, subject to limitations imposed by the Committee's charter, the Board, applicable law and the Company's By-Laws.

The Executive Committee did not meet during Fiscal 2019.

Board, Management and Employee Interaction

The Board and its committees receive information from, and have regular access to, individual members of management responsible for managing risk, including the Company's President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor and the business group leaders.

The directors also meet each quarter with a broader group of the Company's employees at regularly scheduled Board dinners and in other informal settings to learn more about the Company's businesses, employees and culture. The Board also periodically holds meetings at a Company facility other than the corporate headquarters to promote interaction with local management and employees and allow directors a first-hand opportunity to inspect and better understand the Company's business operations.

Executive Sessions

The independent directors of the Board meet in executive session without management as part of each regular Board meeting and otherwise when circumstances make it advisable or necessary. The independent directors also hold meetings with and without the Chairman of the Board. The Lead Director presides at all executive sessions of the independent directors. The independent directors met separately as a group on three occasions in Fiscal 2019.

BOARD STRUCTURE

Board Leadership

The Board of Directors determines the appropriate leadership structure for the Board and the Company consistent with the best interests of stockholders. The leadership structure is intended to promote strong oversight, encourage open and independent viewpoints and contribute to the long-term success of the Company and the effective performance of the Board. The Board regularly reviews the Company's leadership structure.

Effective June 1, 2018, the Board approved the separation of the Chairman of the Board and Chief Executive Officer roles, appointing Mr. Storch as Chairman of the Board and electing John M. Holmes as Chief Executive Officer of the Company. The Board believes that this is the most effective leadership structure for the Company at this time, but reserves the right to make future changes in the best interests of stockholders.

In addition to separate Chairman of the Board and Chief Executive Officer roles, the Company has a Lead Director of the Board of the Directors, a position established under the Corporate Governance Guidelines and elected annually by the independent directors.

The following provides a brief description of the key responsibilities of the Company's Chairman of the Board, President and Chief Executive Officer and Lead Director:

 David P. Storch	 John M. Holmes	 James E. Goodwin
CHAIRMAN OF THE BOARD	**PRESIDENT AND CHIEF EXECUTIVE OFFICER**	**LEAD INDEPENDENT DIRECTOR**
Key Responsibilities • Chairs Board meetings and annual meetings of stockholders • Has the authority to call Board meetings • Collaborates on Board meeting agendas, meeting schedules and information sent to the Board • Serves as a liaison between the Chief Executive Officer and the independent directors • Works with the Chief Executive Officer on key strategic, operational and financial matters	**Key Responsibilities** • Manages the Company's day-to-day operations • Has the authority to call Board meetings • Collaborates on Board meeting agendas, meeting schedules and information sent to the Board • Develops and implements the Company's business strategy and capital allocation strategy • Serves as the Company's principal spokesperson • Represents the Company to customers, suppliers and industry partners	**Key Responsibilities** • Presides at all Board meetings when the Chairman of the Board is not present • Has the authority to call Board meetings and meetings of the independent directors • Chairs executive sessions of the independent directors • Consults with and serves as a liaison among the Chairman of the Board, the Chief Executive Officer and the independent directors • Facilitates the Board and Board Committee self-evaluation process

BOARD PRACTICES AND POLICIES

Board Meetings and Attendance

During Fiscal 2019, the Board held five meetings. All directors attended at least 75% of the Board meetings and meetings of Board committees on which they served in Fiscal 2019.

The Company's Corporate Governance Guidelines provide that directors are expected to attend all stockholder meetings. All directors attended the Company's 2019 annual meeting of stockholders.

Board and Committee Evaluations

Our Nominating and Governance Committee conducts an annual evaluation of the performance of the Board. The Board's Lead Director reports the evaluation results — which include an assessment of the Board's performance as well as the identification of specific areas for improvement — to the full Board. Each Board committee also conducts an annual evaluation of its performance and reports the results to the full Board.

Board Retirement Policy

Our Corporate Governance Guidelines fix the director retirement age at 75 (a director who turns 75 when his or her Class is not up for election may serve out the remaining term of the Class). The Board may make an exception to this requirement if it affirmatively determines that a director's skills, experience or other relevant factors merit extended service as a director. The Board has used this exception only one time since the adoption of the retirement policy.

Corporate Governance Guidelines

The Board of Directors adopted Corporate Governance Guidelines to codify its policies and procedures and to demonstrate its commitment to corporate governance best practices. These Guidelines address director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, management evaluation and succession, and the annual performance evaluation of the Board of Directors. These Guidelines are reviewed and approved annually, most recently in July 2019, by the Nominating and Governance Committee and the Board of Directors. The full text of these Guidelines appears on the Company's website and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Code of Business Ethics and Conduct

The Company's Code of Business Ethics and Conduct adopted by the Board of Directors applies to all directors, officers, and employees, including the President and Chief Executive Officer, the Chief Financial Officer, the Controller and Chief Accounting Officer, the General Counsel, the Internal Auditor and the business group leaders.

The purpose of the Code of Business Ethics and Conduct is to promote the highest ethical standards in the Company's business practices and procedures, including: the ethical handling of actual or apparent conflicts of interest; full, fair and timely disclosure; and compliance with applicable laws and governmental rules and regulations.

Employees are encouraged to report to the Company any conduct that they believe in good faith to be in violation of the Code of Business Ethics and Conduct. The Company has a strict non-retaliation policy for employees who report good-faith violations of the Code of Business Ethics and Conduct. We post any amendments to the Code of Business Ethics and Conduct and any waivers from the Code granted by the Board to directors or executive officers on the Company's website, as required under SEC rules. The full text of the Code of Business Ethics and Conduct appears on the Company's website and is available in print to any stockholder upon written request to the Secretary of the Company at the Company's address listed on the first page of this proxy statement.

Director Orientation and Continuing Education

We hold director orientation sessions with new directors to familiarize them with our businesses, business strategies and corporate policies and practices. Our goal is to assist our new directors in understanding the Company and developing the skills and knowledge that they need to serve the interests of our stockholders. We regularly provide education materials to our directors on leadership, governance, compensation, risk and other topics of interest to public company directors. We also make external continuing education programs available to our directors to help them maintain and enhance their skills and knowledge in carrying out their ongoing responsibilities as directors of a public company.

Ethics Hotline

The Company maintains an Ethics Hotline through an independent third-party provider to receive confidential complaints, information, suggestions or recommendations concerning the Company, its officers, directors, employees, policies, procedures, employment and business practices, accounting or audit matters, financial reporting or compliance with other Company policies or applicable regulatory or legal requirements. The Ethics Hotline, which is toll-free and also accessible through the Company's website, permits individuals to identify themselves or remain anonymous at their election.

Related Person Transaction Policy

The purpose of the Related Person Transaction Policy, as adopted by the Board of Directors, is to provide for the identification, review, and consideration of transactions between the Company or its subsidiaries and any related persons. "Related persons" means: the Company's directors; director nominees; executive officers; greater than five percent beneficial owners of the Company's voting securities; members of their immediate families; and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner, a principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Under the Policy, any related person transaction involving amounts in excess of $120,000 must be reviewed, considered, and approved by the Board of Directors directly or through the Nominating and Governance Committee. Review of a proposed related person transaction takes into consideration the purpose of, and the potential benefits to the Company from, the related person transaction and the impact of the related person transaction on a director's independence in the event that the related person is a director or an immediate family member of a director. No member of the Board or the Nominating and Governance Committee may participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Policy provides that the Company may undertake certain pre-approved related person transactions (e.g., transactions in which the related person's interest derives solely from his or her service as a director of another corporation or entity that is a party to the transaction) without further specific review, consideration and approval.

In Fiscal 2019, the Board reviewed and approved the following related person transactions involving directors of the Company, concluding in each case that the transaction was fair and in the best interests of the Company and, in the case of Mr. Bobins and Mr. Kelly, did not compromise their independence as directors of the Company:

- Norman R. Bobins is a director of the Company and was previously the Non-Executive Chairman of The PrivateBank and Trust Company. The PrivateBank is a member of the lending group under our credit agreement. All loans under the credit agreement are made in the ordinary course of business, are made on substantially the same terms, including interest rates, as those prevailing at the time for comparable loans with persons not related to the lender, and do not involve more than the normal risk of collectability or present other unfavorable features.
- Patrick J. Kelly is a director of the Company and the majority owner of Resource 1, a technology staffing company. In Fiscal 2019, the Company paid $794,606 to Resource 1 for staffing services.
- David P. Storch is Chairman of the Board of the Company. Mr. Storch's son, Michael E. Storch, is an employee of the Company in the Aviation Services business group and received total compensation of $195,089 in Fiscal 2019.

Communications with the Board of Directors

Stockholders and other interested parties may communicate with the Board, the Chairman of the Board, the Lead Director, the independent directors as a group, or any individual director or Committee Chair by mail addressed to:

> AAR CORP.
> Attention: Independent Directors, Lead Director or the name of the individual director
> c/o Corporate Secretary
> One AAR Place
> 1100 North Wood Dale Road
> Wood Dale, Illinois 60191

The independent members of the Board of Directors have approved procedures for the processing, review and disposition of all communications sent by stockholders or other interested parties to the Board of Directors.

DIRECTOR COMPENSATION

The Board of Directors reviews director compensation annually to ensure that it is fair, appropriate and in line with its peer group companies. The Board works with the Compensation Committee's independent compensation consultant to undertake an annual review of the type and amount of each element of director compensation.

The Fiscal 2019 director compensation program, as approved by the Board, consisted of the following compensation elements:

Compensation Element	Fiscal 2019 Non-Employee Director Compensation Program
Board Chair Annual Retainer	$180,000
Non-Employee Director Annual Retainer	$50,000
Lead Director Annual Retainer	$30,000
Committee Chair Annual Retainer	$10,000
Board and Committee Meeting Fees	$2,500 per meeting ($1,250 for telephone meetings)
Annual Stock Award	Shares of common stock with a total dollar value of $120,000 (vesting after one year)

All retainers are paid quarterly, and meeting fees are paid promptly following each meeting attended. The annual stock award for Fiscal 2019 was approved at the Board's April 2018 meeting with an effective date of June 1, 2018 and a vesting date of June 1, 2019.

Each non-employee director, upon being elected a director, receives term life insurance coverage of $200,000 and is eligible (with spouse) to participate in a Company-paid annual physical program. The Company also reimburses its non-employee directors for travel, lodging and related expenses that they incur in attending Board and committee meetings and for other Company business expenses.

Cap on Director Compensation

The AAR CORP. 2013 Stock Plan, as approved by the Company's stockholders, caps the annual compensation of non-employee directors at $500,000 per director. This cap takes into account all cash and non-cash compensation (including the dollar value of all stock awards) paid in a single fiscal year. It does not apply to Mr. Storch's consulting fees, which are discussed below under "Agreement with Mr. Storch."

The reasons for this cap on director compensation are to protect against conflicts of interest given that the directors approve their own compensation and to ensure that directors receive fair and reasonable, but not excessive, compensation for their services.

Ability to Defer Director Compensation

Non-employee directors may elect to defer receipt of their compensation under the Company's Non-Employee Directors' Deferred Compensation Plan (the "Director Plan"). Under the Director Plan, non-employee directors may defer retainers, meeting fees and stock awards into (a) a stock account, with the deferred compensation converted into stock units equivalent to shares of common stock based on the then current stock price, or (b) a cash account, with the deferred compensation credited with interest quarterly based on the 10-year United States Treasury Bond rate. Distributions of deferred compensation are made, at the participant's election, in cash or in shares of common stock. Distribution occurs upon termination of service on the Board or on other dates as specified by the participant.

Director Compensation Table

Fiscal 2019 Director Compensation

The table below sets forth all compensation paid to each non-employee director for Fiscal 2019.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Anthony K. Anderson	71,250	120,000	—	—	—	6,513	197,763
Norman R. Bobins	76,250	120,000	—	—	—	8,799	205,049
Michael R. Boyce	81,250	120,000	—	—	—	5,526	206,776
James E. Goodwin	125,000	120,000	—	—	—	1,218	246,218
Patrick J. Kelly	83,750	120,000	—	—	—	1,218	204,968
Duncan J. McNabb	85,000	120,000	—	—	—	17,309	222,309
Peter Pace	85,000	120,000	—	—	—	1,218	206,218
David P. Storch	241,250	120,000	—	—	—	36,228	397,478
Jennifer L. Vogel	81,250	120,000	—	—	—	1,218	202,468
Marc J. Walfish	95,000	120,000	—	—	—	1,218	216,218
Ronald B. Woodard	95,000	120,000	—	—	—	2,798	217,798

1   Mr. Holmes is not included in this table because, as an employee director of the Company, he received no additional compensation for his service as a director in Fiscal 2019. Mr. Holmes's compensation is set forth in the Summary Compensation Table in this proxy statement.

2   The following table provides a breakdown of director fees earned or paid in cash for Fiscal 2019:

Name	Annual Retainer ($)	Board Chair and Committee Chair Retainer Fees ($)	Meeting Fees ($)	Lead Director Fee ($)	Total ($)
Anthony K. Anderson	50,000	—	21,250	—	71,250
Norman R. Bobins	50,000	—	26,250	—	76,250
Michael R. Boyce	50,000	—	31,250	—	81,250
James E. Goodwin	50,000	10,000	35,000	30,000	125,000
Patrick J. Kelly	50,000	—	33,750	—	83,750
Duncan J. McNabb	50,000	—	35,000	—	85,000
Peter Pace	50,000	—	35,000	—	85,000
David P. Storch	50,000	180,000	11,250	—	241,250
Jennifer L. Vogel	50,000	—	31,250	—	81,250
Marc J. Walfish	50,000	10,000	35,000	—	95,000
Ronald B. Woodard	50,000	10,000	35,000	—	95,000

3   The amounts in this column reflect the aggregate grant date fair value of the Fiscal 2019 stock award of 2,648 shares granted on June 1, 2018 to each non-employee director computed in accordance with FASB ASC Topic 718. On May 31, 2019, each non-employee director held these 2,648 unvested restricted shares, which subsequently vested on June 1, 2019. On June 3, 2019, each non-employee director received a grant of 3,922 restricted shares that will vest on June 3, 2020 if the individual is still a director of the Company at that time.

4   No stock options were granted to non-employee directors in Fiscal 2019. No non-employee director held any stock options as of May 31, 2019, except for Mr. Storch who held 436,270 stock options at exercise prices ranging from $24.00 to $35.26.

5   This column includes the cost of the annual physical program, reimbursements for travel, lodging and hotel expenses in connection with the annual physical program, office/secretarial support for the Chairman of the Board, and the cost of term life insurance coverage.

Fiscal 2020 Director Compensation

At its April 2019 meeting, the Board of Directors, upon the recommendation of the Compensation Committee, approved the Fiscal 2020 non-employee director compensation plan, which is identical in all respects to the Fiscal 2019 non-employee director compensation plan.

Agreement with Mr. Storch

The Company has an agreement with Mr. Storch relating to his duties as Chairman of the Board and as a consultant to the Company.

Under this agreement, Mr. Storch receives standard director compensation under the Company's director compensation program and a separate Chairman of the Board annual retainer of $180,000 and reimbursement in an annual amount not to exceed $30,000 per year for an outside office and/or secretarial support for his service as Chairman of the Board until the end of his term as a director in 2021. In addition, Mr. Storch received an annual retainer of $475,000 for services as a consultant to the Company in Fiscal 2019 (this retainer was reduced to $150,000 for Fiscal 2020). Mr. Storch's consulting services include advising the Chief Executive Officer; assisting with the development and implementation of the Company's business strategy and capital allocation plans; representing the Company to customers, suppliers and industry partners; and providing other services as reasonably requested by the Board.

Compensation Committee Interlocks and Insider Participation

Messrs. Anderson, Bobins, Boyce, and Woodard, General Pace and Ms. Vogel, all of whom are independent non-employee directors, are the current members of the Compensation Committee of the Board of Directors of the Company. None of the members of the Compensation Committee is or ever was an officer or employee of the Company or any of its subsidiaries, and none of the executive officers of the Company served on the board of directors or compensation committee of any entity whose officers served either on the Board of Directors of the Company or on the Compensation Committee of the Board of Directors of the Company.

PROPOSAL 2 – EXECUTIVE COMPENSATION


PROPOSAL SUMMARY

We are asking you to approve the following advisory proposal — commonly known as a "say-on-pay" proposal — on the compensation awarded to our named executive officers for Fiscal 2019 as disclosed in this proxy statement:

> "**RESOLVED**, that the stockholders of the Company approve, on an advisory basis, the compensation of the named executive officers for Fiscal 2019 as reported in this proxy statement pursuant to Item 402 of Regulation S-K under the Securities Exchange Act of 1934, including the Compensation Discussion and Analysis, compensation tables and narrative discussion."

We hold an annual vote on say-on-pay because we believe it is important to obtain the input of our stockholders on our executive compensation program. Each year our Compensation Committee takes a careful look at the Company's executive compensation program to determine whether to make any design or implementation changes. Reasons to make changes may include the results of prior say-on-pay stockholder votes, stockholder feedback, the financial and operating performance of the Company, the performance of individual senior management members, peer group changes or market trends.

As in prior years, the Compensation Committee designed the Fiscal 2019 executive compensation program to align executive pay with Company performance in order to create an identity of interest between management and stockholders. This goal is accomplished principally through the payment of performance-based cash and non-cash incentives.

The Board encourages you to read the "Compensation Discussion and Analysis" and the accompanying executive compensation tables in this proxy statement for a comprehensive description of the Fiscal 2019 executive compensation program.

All Fiscal 2019 executive compensation paid to the named executive officers was performance-based compensation, other than base salaries (and a signing bonus, a guaranteed cash bonus and a grant of time-based restricted stock to our new Chief Financial Officer), as shown below:

Plan	Performance Goals
FY19 short-term incentive plan – cash bonuses	• Earnings per share from continuing operations • Working capital turns
FY19 long-term incentive plan – performance shares	• Income from continuing operations • Average return on invested capital • Relative total stockholder return
FY19 long-term incentive plan – stock options	• Stock price appreciation

The tables below show the breakdown of performance-based compensation and fixed compensation paid to the Company's named executive officers in Fiscal 2019.

Named Executive Officer	Performance-Based Compensation ($)				
	Performance-Based Annual Cash Bonus	Performance-Based Restricted Stock	Stock Options	Total Performance-Based Compensation	Performance-Based Compensation as a Percentage of Total Direct Compensation
John M. Holmes	—	1,125,306	1,125,041	2,250,347	75%
Sean M. Gillen	—	—	70,934	70,934	7%
Michael D. Milligan	283,894	250,068	250,161	784,123	74%
Robert J. Regan	417,641	350,095	349,952	1,117,688	72%
Eric S. Pachapa	250,250	125,034	125,081	500,365	58%

Named Executive Officer	Fixed Compensation ($)				
	Base Salary	Bonus	Time-Based Restricted Stock	Total Fixed Compensation	Fixed Compensation as a Percentage of Total Direct Compensation
John M. Holmes	750,000	—	—	750,000	25%
Sean M. Gillen*	160,215	500,000	250,020	910,235	93%
Michael D. Milligan*	275,359	—	—	275,359	26%
Robert J. Regan	426,164	—	—	426,164	28%
Eric S. Pachapa	308,697	49,750	—	358,447	42%

* Mr. Gillen succeeded Mr. Milligan as Chief Financial Officer of the Company effective January 7, 2019. Mr. Gillen received a $100,000 signing bonus and a guaranteed $400,000 cash bonus under the terms of his employment arrangement. The base salary amounts for Mr. Gillen and Mr. Milligan are prorated for their periods of employment in Fiscal 2019.

Our Compensation Committee believes that the executive compensation paid to our named executive officers in Fiscal 2019, in form and amount, was appropriate and in the best interests of the Company and its stockholders.

This say-on-pay advisory vote is not binding on the Board of Directors. The Board, however, will review and consider the voting results and other relevant factors in responding to this advisory vote.

COMPENSATION COMMITTEE FISCAL 2019 REPORT

The Compensation Committee of the Board of Directors of the Company furnishes the following report to the stockholders of the Company in accordance with applicable SEC rules.

The Compensation Committee reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with the Company's management. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

The Compensation Committee of the Board of Directors of AAR CORP.

Ronald B. Woodard, Chair
Anthony K. Anderson
Norman R. Bobins
Michael R. Boyce
Peter Pace
Jennifer L. Vogel

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Named Executive Officers

This Compensation Discussion and Analysis ("CD&A") describes and explains our Fiscal 2019 executive compensation program for the following executive officers of the Company (the "named executive officers"):

John M. Holmes, President and Chief Executive Officer

Sean M. Gillen, Vice President and Chief Financial Officer (since January 7, 2019)

Michael D. Milligan, Former Vice President and Chief Financial Officer (through January 4, 2019)

Robert J. Regan, Vice President, General Counsel and Secretary

Eric S. Pachapa, Vice President, Controller and Chief Accounting Officer

Financial Highlights

AAR had a strong financial performance in Fiscal 2019. Consolidated sales exceeded $2 billion, (an increase of 17.4% over Fiscal 2018), and adjusted diluted earnings from continuing operations rose to $2.36 (an increase of 36.4% over Fiscal 2018). AAR also achieved solid cash flow generation in Fiscal 2019, with cash flow from continuing operations of $60.5 million (compared to $55.8 million in Fiscal 2018). AAR maintained its strong balance sheet in Fiscal 2019 and continues to have the flexibility to invest further in the Company's growth.

Selected Financial Information

(dollars in millions except per share data)

For the year ended May 31,	2019	2018	2017
Sales	$2,051.8	$1,748.3	$1,590.8
Operating income	98.3	86.0	82.3
Diluted earnings per share from continuing operations	$ 2.40	$ 2.11	$ 1.51
Cash provided from (used in) operations – continuing operations	60.5	55.8	(13.5)
As of May 31			
Working capital	595.0	609.4	553.4
Total assets	1,517.2	1,524.7	1,504.1
Total debt	142.9	178.9	156.2
Equity	905.9	936.3	914.2

Key Financial Achievements



Revenue and Growth



Adjusted Diluted EPS from Continuing Operations

Adjusted Operating Income and Margin



Invested Capital and Adjusted Pretax ROIC



Please see Appendix B for reconciliations of non-GAAP financial measures.

For more information about our Fiscal 2019 performance, please see "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on July 18, 2019. For more information about our stock price performance, please see "Comparison of Cumulative Five-Year Total Return" in our Form 10-K.

EXECUTIVE COMPENSATION HIGHLIGHTS

Fiscal 2019 Enhancements to Our Executive Compensation Program



Introduction of a new metric – relative total stockholder return – for performance share awards



Elimination of the stock price re-test provision in performance share awards

We made these two changes to our executive compensation program in Fiscal 2019 to continue to align our executive compensation outcomes with Company performance and the interests of stockholders and to reflect best market practices.

In addition, the changes we made in Fiscal 2019 continue the steps we took in Fiscal 2018 in response to stockholder feedback coming out of our 2017 and 2016 say-on-pay votes. We believe the outcome of our 2018 say-on-pay vote (95%) demonstrated strong stockholder support for our executive compensation program. We believe that the enhancements made to our Fiscal 2019 program further align our executive compensation program by linking key Company objectives with the preferences of our stockholders.

Say-on-Pay Vote



Pay–for–Performance Alignment

- Annual cash bonuses are linked to two key performance metrics critical to the success of our business strategy: earnings per share from continuing operations (80%) and working capital turns (20%)
- We view our long-term incentives as 100% performance based: performance shares and stock options, except for one grant of time-based restricted stock to a new executive officer
- Performance shares are linked to three key performance metrics critical to the success of our business strategy: income from continuing operations, return on invested capital and relative total stockholder return
- AAR targets total pay opportunities for its executive officers, individually and as a group, within a competitive range around the median of the Company's peer group
- AAR's compensation mix – cash versus equity, fixed versus variable, and annual versus longer-term - is consistent with peer group company best practices

OUR EXECUTIVE COMPENSATION GOALS AND PHILOSOPHY

Our executive compensation program has three principal goals:

Engage Executive Talent

Attract and retain talented executives capable of producing outstanding business results for the Company and its stockholders;

Align Pay and Performance

Motivate and reward executives by paying for performance in a manner that reflects the Company's performance, business group performance and individual performance; and

Diversify Pay Mix

Provide compensation that strikes a proper balance between short-term and long-term compensation, and between fixed compensation and at-risk performance compensation, and between cash and stock compensation with an emphasis on stock compensation to align the interests of executives with the interests of the Company's stockholders.

Our executive compensation philosophy for our named executive officers is to target compensation as follows:

Compensation Element	Target
Base salary	± 10% of market median
"Total annual cash compensation" (base salary + annual cash bonus)	± 10% of market median
"Total direct compensation" (base salary + annual cash bonus + the grant date value of annual stock awards)	± 15% of market median

We also seek to provide our named executive officers with opportunity to reach or exceed the market 75th percentile with exceptional performance.

The compensation opportunities for individual executives may vary depending on experience, effectiveness, performance and other relevant factors. By incentivizing and rewarding outstanding performance, our executive compensation program seeks to link the achievement of the Company's key business performance goals directly with the pay outcomes for our named executive officers.

Cash Bonuses under the Fiscal 2019 Short-Term Incentive Plan

Strategic Goal	Compensation Measure	
Increase profitability and deliver value to stockholders	80%	Earnings per share from continuing operations
Make more efficient use of stockholder capital in support of Company sales	20%	Working capital terms

Performance Shares under the Fiscal 2019 Long-Term Incentive Plan

Strategic Goal	Compensation Measure	
Increase profitability and deliver value to stockholders	70%	Income from continuing operations
Enhance efficiency in allocating capital to generate higher returns	20%	Average return on invested capital
Outperform peer group companies in generating stockholder value	10%	Relative total stockholder return

Executive Compensation Practices

What We Do

✓ Annual say-on-pay stockholder vote

✓ Challenging performance targets under our incentive compensation plans

✓ Emphasis on performance-based compensation

✓ Multi-year vesting periods for stock awards

✓ Limited perquisites

✓ "Double trigger" change-in-control provisions in executive agreements

✓ Meaningful stock ownership and retention guidelines for directors and executive officers

✓ Prohibition on short sales, pledging and hedging transactions

✓ Claw-backs of incentive compensation in the event of certain financial restatements

✓ Annual assessment of incentive compensation plans

What We Don't Do

✗ No tax gross-ups

✗ No repricing of stock options

✗ No dividends on performance based restricted stock unless performance goals are met

The Company generally targets its annual pay mix for executive officers (particularly for its Chief Executive Officer) to place significant weight on performance-based compensation over fixed compensation. This pay mix is reflected in the following breakdown of Fiscal 2019 target total direct compensation:



Chief Executive Officer

20% Base salary

20% Annual cash bonus

60% Stock awards

80% Performance-Based Compensation



Other NEOs

30% Base salary

25% Annual cash bonus

45% Stock awards

70% Performance-Based Compensation

PRINCIPAL ELEMENTS OF OUR FISCAL 2019 EXECUTIVE COMPENSATION PROGRAM

The table below describes and explains the purpose of the principal elements of the Fiscal 2019 executive compensation program for our named executive officers:

	Compensation Element	Form of Compensation	Performance Period	Performance Measures	Purposes of the Compensation Element
Annual Compensation	Base salary	Cash	1 year	• Individual performance and contributions • Qualifications and responsibilities • Experience and tenure with the Company • Competitive salary considerations	• Rewards individual performance and contributions consistent with an individual's position and responsibilities • Provides competitive compensation • Balances risk-taking concerns associated with performance-based compensation
	Annual cash bonus	Cash	1 year	• Earnings per share • Working capital turns	• Promotes retention of executive talent • Provides short-term, cash-based incentive • Measures performance against key corporate goals
Long-term Incentive	Stock options	Stock	Up to 10 years (stock option term)	• Stock price	• Promotes retention of executive talent • Aligns payout directly with stockholder value creation
	Performance-based restricted stock	Stock	3 years	• Income from continuing operations • Return on invested capital • Relative total stockholder return	• Promotes retention of executive talent • Ties payout to achievement of key corporate goals • Aligns payout directly with stockholder value creation
	Time-based restricted stock (applicable to one named executive officer in Fiscal 2019)	Stock	N/A	• Continued employment	• Promotes retention of executive talent • Aligns payout directly with stockholder value creation

OUR COMPENSATION COMMITTEE'S DECISION-MAKING PROCESS

Each year the Compensation Committee reviews the Company's executive compensation program and the programs of other companies, including its peer group companies. The Compensation Committee seeks to confirm that each compensation element of the Company's program, as well as the compensation structure, is not only competitive within the Company's marketplace, but also is appropriate for the Company in light of its history, culture, performance and strategy. Particular attention is given to the Company's stock price and total stockholder return to ensure proper alignment between executive compensation and stock price performance.

The Compensation Committee took the following actions in setting and approving executive compensation for Fiscal 2019.

✅ **April 2018**

- Reviewed and approved the Company's Fiscal 2019 peer group.
- Reviewed and considered program design changes based on feedback from investors and proxy advisory firms.

✅ **July 2018**

- Assessed the Company's prior year's target executive compensation against the target executive compensation of the Company's peer group companies.
- Assessed the Company's prior year performance against the performance of peer group companies.
- Considered other information relevant to the Fiscal 2019 executive compensation program (e.g., the prior year's say-on-pay result and the CEO's recommendations).
- Set target Fiscal 2019 compensation — base salaries, annual cash bonuses and stock awards — for the Company's executive officers.

✅ **July 2019**

- Approved Fiscal 2019 annual cash bonuses based on the Company's performance in Fiscal 2019.
- Approved performance-based restricted stock outcomes for the three-year performance period ended May 31, 2019.

FISCAL 2019 EXECUTIVE COMPENSATION

CEO Pay in Fiscal 2019

John M. Holmes became AAR's Chief Executive Officer on June 1, 2018, succeeding David P. Storch, who had held that position for 22 years beginning in 1996. In determining Mr. Holmes's Fiscal 2019 compensation, the Compensation Committee took into consideration the following principal factors:

- Mr. Holmes's exceptional performance during his 18-year career with the Company;
- Mr. Holmes's increasing levels of responsibilities with the Company, culminating in his appointment as President on June 1, 2017 and as Chief Executive Officer on June 1, 2018;
- Mr. Holmes's understanding of the Company's culture, strategy, business and operations, as well as the going-forward challenges facing the Company;
- A recognition that Fiscal 2019 would be Mr. Holmes's first year as a Chief Executive Officer, in comparison to the median tenure of five years for CEOs in the Company's peer group;
- A competitive pay analysis prepared by the Compensation Committee's independent compensation consultant in April 2018, showing that the median target pay for CEOs in the Company's peer group was $4,844,000; and
- The Committee's belief that the substantial majority of Mr. Holmes's compensation should be contingent on performance.

Based on these factors, the Compensation Committee set Mr. Holmes's Fiscal 2019 target pay at $3,750,347, consisting of base salary at $750,000, target cash bonus opportunity of $750,000 (100% of his base salary), and stock-based compensation of $2,250,347 ($1,125,041 in stock options and $1,125,306 in performance-based restricted stock).

The Compensation Committee determined that Mr. Holmes's Fiscal 2019 total pay opportunity of $3,750,347 was appropriate for a first-time Chief Executive Officer because it positioned Mr. Holmes at approximately the 30th percentile among CEOs of companies in the Company's peer group, while leaving room for future compensation increases with time and performance in the CEO role.

Fiscal 2019 Base Salaries

The Compensation Committee believes that base salaries — representing fixed compensation — should be sufficiently competitive for AAR to attract and retain talented executives, but should be a less significant percentage of total compensation than performance-based compensation for AAR's executive officers.

The Compensation Committee increased the base salary of Mr. Holmes, the Company's President and Chief Executive Officer, to $750,000, as described above.

The Compensation Committee set the Fiscal 2019 base salary for Mr. Gillen, the Company's new Chief Financial Officer effective January 7, 2019, at $400,000 in consideration of his experience, a recognition that Fiscal 2019 would be his first year as a Chief Financial Officer and relevant market information. For Fiscal 2019, the Compensation Committee approved 3% increase in the base salaries of Mr. Milligan, Mr. Regan and Mr. Pachapa in line with the base salary increase for all employees of the Company.

The following table shows Fiscal 2018 and Fiscal 2019 annual base salaries for the named executive officers, as set by the Compensation Committee:

Named Executive Officer	Fiscal 2018 ($)	Fiscal 2019 ($)	Increase %
John M. Holmes	564,600	750,000	21.8
Sean M. Gillen*	—	400,000	—
Michael D. Milligan*	337,500	463,500	3.0
Robert J. Regan	413,751	426,164	3.0
Eric S. Pachapa**	288,400	297,052	3.0

* Mr. Gillen succeeded Mr. Milligan as Chief Financial Officer of the Company effective January 7, 2019. Mr. Gillen received actual base salary of $160,215, and Mr. Milligan received actual base salary of $275,359, for their periods of employment with the Company in Fiscal 2019.

** Mr. Pachapa received a Fiscal 2019 base salary increase to $325,000 on December 29, 2018, resulting in actual base salary of $308,697 in Fiscal 2019 (a 7.0% increase over Fiscal 2018).

Fiscal 2019 Cash Bonuses

Fiscal 2019 Short-Term Incentive Plan – Setting Targets

At its July 2018 meeting, the Compensation Committee approved the Fiscal 2019 short-term incentive plan for the executive officers of the Company at that time – Mr. Holmes, Mr. Milligan, Mr. Regan and Mr. Pachapa. The Compensation Committee added Mr. Gillen as a participant in this plan after he joined the Company as Vice President and Chief Financial Officer on January 7, 2019.

The Fiscal 2019 short-term incentive plan used two performance goals to determine annual cash bonuses: the Company's earnings per share (weighted 80%) and the Company's working capital turns (weighted 20%).

The following table shows the earnings per share from continuing operations and working capital turns performance goals at the threshold, target and maximum levels:

Performance Goal		Threshold (50%)	Target (100%)	Maximum (250%)
80%	Earnings per share from continuing operations (weighting)	$2.25	$2.50	$2.80
20%	Working capital turns (weighting)	2.76	3.45	4.14

Target earnings per share from continuing operations of $2.50 represented a 18% increase over the prior year's actual earnings per share from continuing operations. Target working capital turns of 3.45 represented a 17% decrease from the prior year's actual working capital turns of 4.14.

The Compensation Committee believes earnings per share and working capital turns are critical performance measures of the Company's financial success. Earnings per share from continuing operations measures the Company's performance in delivering earnings to stockholders, and working capital turns measures the Company's effectiveness in using its working capital and, in particular, in using its cash.

- *"Earnings per share from continuing operations"* is defined under the Fiscal 2019 short-term incentive plan as diluted earnings per share from continuing operations as disclosed by the Company in its periodic reports filed with the SEC.
- *"Working capital turns"* is defined under the Fiscal 2019 short-term incentive plan as net sales divided by average working capital (net accounts receivable plus net inventories minus accounts payable).

In calculating earnings per share from continuing operations and working capital turns, the Compensation Committee has the discretion to exclude special charges or unusual or infrequent items incurred during the performance period and to adjust for changes in GAAP if it determines that such exclusions or adjustments are appropriate. The Compensation Committee exercises this discretion with respect to special charges infrequently, typically limiting it to situations where the special charge was non-recurring or unforeseen and not within the control of management.

The Fiscal 2019 annual cash bonus opportunities (in dollar amounts and as a percentage of base salary), at the threshold, target and maximum levels for the named executive officers are set forth in the table below, with performance between threshold and target levels and between target and maximum levels resulting in proportionate straight-line payouts:

	Threshold		Target		Maximum	
Named Executive Officer	Dollar Amount ($)	Percent of Base Salary (%)	Dollar Amount ($)	Percent of Base Salary (%)	Dollar Amount ($)	Percent of Base Salary (%)
John M. Holmes	375,000	50.0	750,000	100	1,875,000	250.0
Sean M. Gillen	—	—	400,000	100	—	—
Michael D. Milligan	173,813	37.3	347,625	75	869,063	187.5
Robert J. Regan	149,157	35.0	298,315	70	745,787	175.0
Eric S. Pachapa	89,375	27.5	178,750	55	446,875	137.5

In January 2019, the Company hired Sean M. Gillen as its Vice President and Chief Financial Officer. As a part of Mr. Gillen's employment arrangement, the Compensation Committee made the decision to pay Mr. Gillen a guaranteed Fiscal 2019 bonus of $400,000 and to make a single grant of time-based restricted stock of 6,730 shares with a grant date value of approximately $250,000.

The Compensation Committee's decision with regard to Mr. Gillen represented a one-time exception to its normal practice of not providing guaranteed bonuses or time-based restricted stock to executive officers of the Company. The Compensation Committee departed from its normal practice in this instance because it believed that obtaining a person of Mr. Gillen's caliber was in the best interests of the Company. The Compensation Committee also believed that it was fair and appropriate to compensate Mr. Gillen for at least a portion of the money he had to forego (including near-term equity with a value greater than his AAR restricted stock award) in connection with his departure from his former employer.

The Compensation Committee intends to return in Fiscal 2020 to its normal practice of no guaranteed bonuses and no grants of time-based restricted stock for the Company's executive officers.

Fiscal 2019 Short-Term Incentive Plan – Approving Payouts

For Fiscal 2019, the Company reported diluted earnings per share from continuing operations of $2.40 and achieved working capital turns of 4.03. As noted, the Compensation Committee has the discretion under the Fiscal 2019 short-term incentive plan to exclude or add back one-time special charges that it considers unusual or unforeseen and outside of management's control.

The Company incurred special charges of $9.6 million in Fiscal 2019 related to the bankruptcy of a commercial programs customer. The Compensation Committee had the discretion to exclude or add back all or any part of these special charges under the Fiscal 2019 short-term incentive plan. Excluding all of the special charges would have resulted in a 195% cash payout, and excluding none of the special charges would have resulted in a cash payout of 112%.

Management recommended that the Compensation Committee exclude only 50% of the special charges ($4.8 million) rather than 100% of the special charges ($9.6 million), resulting in diluted earnings per share from continuing operations of $2.54 and a cash payout of 140% under the Fiscal 2019 short-term incentive plan. Management based its recommendation on its view that it should bear some responsibility for the special charges, even though the customer bankruptcy was unforeseen and outside the control of the Company. Management also acknowledged the Company's Fiscal 2019 stock performance in recommending the exclusion of only 50% of the special charges. In addition, Mr. Holmes proposed to forego his entire Fiscal 2019 bonus ($1,050,000) for these same reasons and to demonstrate his commitment as Chief Executive Officer to the Company's compliance program.

The Compensation Committee accepted management's and Mr. Holmes's bonus recommendations and approved the following Fiscal 2019 cash bonuses based on diluted earnings per share from continuing operations of $2.54 (versus a target of $2.50) and working capital turns of 4.03 (versus a target of 3.54):

Named Executive Officer*	Fiscal 2019 Short-Term Incentive Plan	
	Target Bonus ($)	Actual Bonus ($)
John M. Holmes	750,000	0
Sean M. Gillen	400,000	400,000
Michael D. Milligan	347,625	283,894
Robert J. Regan	298,315	417,641
Eric S. Pachapa	178,750	300,000

* Mr. Gillen's bonus was fixed at $400,000 (100% of his base salary) under the terms of his employment arrangement. Mr. Milligan received a pro-rata bonus for his employment with the Company through January 4, 2019. Mr. Pachapa's bonus included a $49,750 discretionary component in recognition of his contributions to the Company in Fiscal 2019.

Fiscal 2019 Stock Awards

In July 2018, the Compensation Committee approved awards of performance-based restricted stock and stock options to its named executive officers and stock options and time-based restricted stock to other employees of the Company under the Fiscal 2019 long-term incentive plan. On January 15, 2019, the Compensation Committee approved stock awards for Mr. Gillen, who commenced employment as Vice President and Chief Financial Officer on January 7, 2019.

The Compensation Committee decided that the named executive officers should receive performance-based stock awards only – consisting of performance-based restricted stock and stock options. The Compensation Committee further decided that all stock recipients other than the named executive officers should receive both performance-based stock awards – in the form of stock options – and non-performance-based stock awards – in the form of time-based restricted stock.

In Fiscal 2019, as in other years, the Compensation Committee determined the types and dollar amounts of stock awards to be granted, based on a number of factors, including:

- The Fiscal 2019 executive compensation assessment prepared by its independent compensation committee consultant;
- The Company's performance in the last fiscal year and its forecasted performance for the current fiscal year;
- The Company's budget for compensation expense;
- The Company's stock price;
- The Committee's emphasis on performance-based awards;
- The Company's burn rate experience under its stock plan;
- The levels of responsibility, seniority and overall compensation of the participants; and
- The Chief Executive Officer's recommendations for participants other than himself.

In Fiscal 2019, the Compensation Committee continued its policy of granting performance-based stock awards — performance-based restricted stock and stock options — as the exclusive preferred long-term incentive compensation vehicles for the Company's executive officers (except for one grant of 6,730 shares of time-based restricted stock to our new Chief Financial Officer as an inducement for his move to the Company).

The allocation for Fiscal 2019 was approximately 50% - 50% between performance-based restricted stock and stock options. For Fiscal 2019, we continued to grant only performance-based restricted stock and stock options to our senior executives, underscoring our strong orientation to performance-based compensation. Deeper into the organization, the Compensation Committee granted shares of time-based restricted stock as a more value-certain, retention-oriented incentive.

Stock Awards for Named Executive Officers

Stock Awards for Other Employees



50% Performance Shares

50% Stock Options



50% Stock Options

50% Time-Based Restricted Stock

The Compensation Committee's use of performance-based restricted stock is intended to motivate executives to drive corporate performance, specifically with respect to net income performance, return on invested capital performance and relative total stockholder return. The performance-based restricted stock is forfeited unless the Company achieves these performance goals at designated threshold levels over the three-year performance period. The Compensation Committee's use of stock options is intended to focus executives on stock price appreciation. Stock options only have value to an executive if the Company's stock price increases above its grant date value, thus providing a "win-win" for the executives and the Company's stockholders. In these ways, the stock component of the Company's executive compensation program fully reflects a pay-for-performance emphasis.

Performance-Based Restricted Stock – Setting Fiscal 2019 Targets

The Compensation Committee made two significant changes to the performance-based restricted stock granted in Fiscal 2019:

- First, the Compensation Committee added relative total stockholder return as a new additional performance measure. The Compensation Committee determined that total stockholder return will be measured on a relative basis rather than an absolute basis; specifically, that the Company's total stockholder return for the three-year performance period beginning June 1, 2018 and ending May 31, 2021 will be compared with the performance of Capital Goods companies within the S&P 600 Small Cap Index (which includes the Company). The Compensation Committee added this third performance measure to provide further alignment with the interests of stockholders.
- Second, the Compensation Committee eliminated the stock price acceleration provision, which provided for vesting under certain circumstances where the Company's stock price traded at 125% of the grant date stock price for 20 consecutive trading days. The Compensation Committee determined that this acceleration feature was not necessary given the change above to include relative total stock return as a separate performance measure for performance-based restricted stock.

In July 2018, the Compensation Committee approved the following grants of performance-based restricted stock to the named executive officers for Fiscal 2019, with the grants subject to performance and vesting conditions over the three-year performance period beginning June 1, 2018 and ending May 31, 2021:

Named Executive Officer	Fiscal 2019 Performance-Based Restricted Stock	
	Number of Shares at Target	Grant Date Fair Value ($)
John M. Holmes	23,400	1,125,306
Sean M. Gillen*	—	—
Michael D. Milligan	5,200	250,068
Robert J. Regan	7,280	350,095
Eric S. Pachapa	2,600	125,034

* Mr. Gillen received a grant of 6,730 shares of time-based restricted stock on January 15, 2019 in lieu of a performance-based restricted stock award.

The grant date fair value of the performance-based restricted stock in the table above was based on the $48.09 closing price of the Common Stock on the July 9, 2019 date of grant.

The Compensation Committee designated income from continuing operations (weighted 70%), return on invested capital (weighted 20%) and relative total stockholder return (10%) as the three performance goals for the performance-based restricted stock under the Fiscal 2019 long-term incentive plan. The Compensation Committee believes these three measures are appropriate because they capture critical elements of the Company's performance over the three-year period.

The table below shows the threshold, target and maximum levels set by the Compensation Committee for each of these performance goals:

Performance Goal		Threshold (50%)	Target (100%)	Maximum (250%)
70%	Income from Continuing Operations (weighting)	$203.9M	$254.9M	$305.9M
20%	Three-Year Return on Invested Capital (weighting)	5.60%	7.00%	8.40%
10%	Relative Total Shareholder Return (weighting)	25th Percentile	50th Percentile	80th Percentile

The Fiscal 2019 long-term incentive plan provides that: performance below the threshold level results in a 0% payout; performance at the threshold level results in a 50% payout of the shares of performance-based restricted stock; performance at the target level results in a 100% payout; and performance at or above the maximum level results in a 250% payout. Performance between the threshold and target levels and between the target and maximum levels results in proportionate straight-line payouts. The Compensation Committee believes that the performance-based nature of these restricted stock awards provides appropriate incentives to executives in line with the interests of the Company's stockholders.

The Compensation Committee set the targets for these performance goals at challenging levels to provide appropriate incentives for the named executive officers. The Compensation Committee is aware that the target levels present a significant risk that the performance-based shares will be fully or partially forfeited. In fact, the performance-based shares granted for the three-year performance periods ended May 31, 2015 and May 31, 2016 were forfeited in their entirety and the performance-based shares granted for the three-year performance period ended May 31, 2017 paid out at only 21%.

If the performance goals for the three-year performance period through Fiscal 2021 are met, the shares will vest 100% on July 31, 2021. The Compensation Committee believes that the three-year performance and vesting periods provide the appropriate combination of incentive and risk management. Performance-based shares of restricted stock, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Performance-Based Restricted Stock – Approving Payouts

In July 2019, the Compensation Committee approved the payouts of shares of performance-based restricted stock under the Fiscal 2017 long-term incentive program (these grants were previously disclosed in the Company's 2017 proxy statement). The payout was determined by the Company's cumulative net income and return on invested capital performance for the three-year performance period that began on June 1, 2016 and ended on May 31, 2019, as shown in the following chart:

Performance Goal	Target	Actual*
Cumulative net income (75%)	$161.0 million	$189.3 million
Return on Invested Capital (25%)	5.20%	5.14%

* Actual results reflect the Compensation Committee's decision to exclude special charges of $109.6 million, consisting of $4.8 million of Fiscal 2019 charges related to the bankruptcy of a commercial programs customer and $104.8 million of charges related to discontinued operations ($46.3 million in Fiscal 2018 and $58.5 million in Fiscal 2019).

Based on the Company's cumulative net income and return on invested capital results for the performance period, the Fiscal 2017 performance shares paid out as follows:

Current or Former Executive Officer	Original Number of Shares Granted in Fiscal 2017	Total Shares Paid Out
David P. Storch	66,000	130,680
John M. Holmes	22,000	43,560
Timothy J. Romenesko*	22,000	43,560
Robert J. Regan	19,250	38,115

* Mr. Romenesko retired as Chief Financial Officer of the Company on December 31, 2017.

Stock Options

The Compensation Committee approved the following grants of stock option awards for Fiscal 2019, subject to time-based vesting:

Named Executive Officer	Fiscal 2019 Stock Options	
	Number of Shares	Grant Date Fair Value ($)
John M. Holmes	82,300	1,125,041
Sean M. Gillen	6,730	70,934
Michael D. Milligan	18,300	250,161
Robert J. Regan	25,600	349,952
Eric S. Pachapa	9,150	125,081

The grant date fair value of the stock options in the table above was based on a Black-Scholes valuation, using the $48.09 closing price of the Common Stock on the July 9, 2018 date of grant ($37.15 on January 15, 2019 in the case of Mr. Gillen).

The stock options vest 33⅓ % on each of July 31, 2019, July 31, 2020 and July 31, 2021 (except that Mr. Gillen's stock options vest 33 1/3% on each of December 31, 2019, December 31, 2020 and December 31, 2021). The Compensation Committee believes that stock options serve a valuable purpose in helping to retain executives and reward them for building a career with the Company. Stock options, once vested, remain subject to the retention requirements under the Company's stock ownership guidelines.

Fiscal 2019 Total Direct Compensation

The following table shows target total direct compensation (base salary + annual cash bonus + the grant date value of annual stock awards) set for each named executive officer for Fiscal 2019, compared to actual total direct compensation received by each named executive officer for Fiscal 2019:

Named Executive Officer	Fiscal 2019 Total Direct Compensation		
	Target ($)	Actual ($)	Actual as a % of Target
John M. Holmes	3,750,347	3,000,347	80%
Sean M. Gillen	981,169	981,169	100%
Michael D. Milligan*	1,123,213	1,059,482	94%
Robert J. Regan	1,424,526	1,543,852	108%
Eric S. Pachapa	725,917	858,812	118%

* Mr. Milligan's target amount includes a full-year bonus, and his actual amount is prorated for his period of employment in Fiscal 2019.

Fiscal 2019 Peer Group

The Compensation Committee believes that total compensation opportunities for the Company's key executives, including the named executive officers, should be competitive with those offered by other companies competing for talent in the Company's employment market.

The goal of the Compensation Committee is to assemble a set of peer group companies that provide relevant pay and performance comparisons with the Company. The Compensation Committee and its independent compensation consultant recognize that any peer group of the Company will be imprecise given the Company's unique characteristics, the diversity of its businesses and the diversity of the markets in which the Company operates. They further recognize that there will be larger-sized and smaller-sized companies in the Company's peer group; companies that are competitors in some but not all of the Company's businesses; and other financial, business or market attributes that the peer group companies may or may not share with the Company.

In constructing the Company's Fiscal 2019 peer group, the Compensation Committee used the following criteria: company type; industry classification (using Standard and Poor's GICS codes); companies of comparable size to the Company by annual revenue (with secondary consideration given to market value); and business focus (organizations that conducted business similar in nature to that conducted by the Company).

The Compensation Committee, together with its independent consultant and management, reviewed and discussed the Fiscal 2018 peer group to determine whether any changes were necessary or appropriate for Fiscal 2019. They considered the peer groups developed by the two largest proxy advisory firms. They also analyzed the similarities and differences between the Company's businesses and the businesses of the companies in these other peer groups.

Following its review and analysis, the Compensation Committee recommended and the Board of Directors approved a Fiscal 2019 peer group consisting of the following 17 companies:

- Aerojet Rocketdyne Holdings, Inc.
- Barnes Group, Inc.
- CACI International, Inc.
- Crane Co.
- Cubic Corporation
- Curtiss-Wright Corp.

- Engility Holdings, Inc.
- Esterline Technologies Corporation
- Heico Corp.
- Hexcel Corporation
- Karman Corporation
- KLX Inc.

- Moog Inc.
- Science Applications International Corporation
- Teledyne Technologies, Inc.
- Triumph Group, Inc.
- Wesco Aircraft Holdings, Inc.

The Fiscal 2019 peer group is identical to the Fiscal 2018 peer group, except for the addition of Engility Group, Inc. and the elimination of Rockwell Collins, Inc., Transdigm Group, Inc. and Woodward, Inc. The Compensation Committee noted the following reasons supporting its selection of the Fiscal 2019 peer group.

- Engility Holdings, Inc. was added to the peer group due to its business and financial comparability to the Company;
- Rockwell Collins, Inc. was acquired in a merger, and Transdigm Group, Inc. and Woodward, Inc. were judged no longer to be suitable comparator companies.
- The importance of year-to-year consistency in the comparisons of executive compensation;
- The fact that eight of the 17 companies in the Company's peer group were also listed as peer group companies by each of Institutional Shareholder Services ("ISS"), a large proxy advisory firm; and Glass Lewis, another large proxy advisory firm.

Say-on-Pay Vote

The Compensation Committee carefully considered the results of prior years' stockholder say-on-pay votes and other stockholder feedback in designing the Fiscal 2019 executive compensation program and making executive compensation decisions for the Company's executives.

The following table shows the say-on-pay vote at the Company's last three annual meetings of stockholders, reflecting a positive trend in stockholder support for the changes made by the Compensation Committee to the Company's executive compensation program:

Say-on-Pay Vote



2018   95%
2017   78%
2016   75%

Recommendations of the Chief Executive Officer

The Compensation Committee may consider the Chief Executive Officer's recommendations but retains the ultimate decision-making authority and responsibility for compensation decisions affecting the Company's executive officers.

The Compensation Committee considered the recommendations of the Chief Executive Officer in making Fiscal 2019 cash bonus and stock award decisions for the executive officers other than the Chief Executive Officer. In making his recommendations, the Chief Executive Officer evaluated the performance of the executives during the prior year against pre-established performance goals. Some of the performance goals related to the financial performance of the Company or the executive officer's business group. Other performance goals were non-quantitative and related to leadership development, customer relationships, acquisition integration, diversity development, or similar Company initiatives. The Chief Executive Officer's recommendations reflected his assessment of an individual executive officer's overall contributions to the performance of the Company.

Role of the Compensation Consultant

Semler Brossy Consulting Group ("Semler Brossy") served as the independent compensation consultant to the Compensation Committee in Fiscal 2019. Semler Brossy provides research, data analysis, market information and compensation plan design expertise and experience to the Compensation Committee. Semler Brossy assisted with the design and implementation of the Fiscal 2019 short-term and long-term incentive plans for the Company's senior executives and the development of the Company's peer group for executive compensation purposes. Semler Brossy also kept the Committee apprised of regulatory developments and market trends related to executive compensation practices.

Semler Brossy does not determine or recommend the amount or form of executive compensation for any of the Company's executive officers. Representatives of Semler Brossy attended all meetings of the Compensation Committee in Fiscal 2019.

Other Compensation Information

The Compensation Committee also considered certain historical compensation data for the Company's executives. This data included summaries of cash and equity compensation received in past years by each executive officer. The Compensation Committee also reviewed the executives' total annual compensation, including cash and non-cash direct compensation, cumulative benefits and savings under retirement plans and equity compensation programs, perquisites and potential payments on termination of employment, whether on a change-in-control of the Company or otherwise. It reviewed the performance of the Company and the executive officers during the year, taking into account pre-established goals, operational performance, business responsibilities, career experience, and long-term potential to enhance stockholder value. The Compensation Committee reviewed internal pay comparisons among the Company's executives to ensure that the Company's executive compensation program reflects the executives' relative positions, responsibilities, and contributions to the Company.

KEY EXECUTIVE COMPENSATION POLICIES AND PRACTICES

The following are key factors that also affect the executive compensation decisions made by the Compensation Committee for the Company's executives, including its named executive officers:

Stock Ownership Guidelines

The Company has stock ownership guidelines requiring directors and executive officers to own and retain a meaningful amount of the Company's stock.

The table below summarizes the current stock ownership guidelines:

Applicable Persons	Stock Ownership Requirement market value
Non-Employee Directors	**$400,000** market value of shares (within five years of joining the Board)
Executive Officers	
CEO	**6x** base salary
Direct Reports to CEO	**2x** base salary
Other Executive Officers	**1x** base salary

Executive officers not in compliance with these guidelines must retain at least 50% of the net shares after the payment of the exercise price and the withholding of taxes in the case of an option exercise or the withholding of taxes in the case of the vesting of restricted stock. Failure to meet these stock ownership levels or to show sustained progress toward meeting them may result in a reduction in future stock awards. Stock values are measured as of each fiscal year-end, with unvested stock awards counted at 50% of their value and stock options counted at 0%.

All directors and named executive officers of the Company complied with the stock ownership requirements as of May 31, 2019.

Employment, Severance and Other Agreements

The Company has an employment agreement with Mr. Holmes, its President and Chief Executive Officer, and severance and change-in-control agreements with Mr. Gillen, the Company's Vice President and Chief Financial Officer, and Mr. Regan, the Company's Vice President, General Counsel and Secretary. See "— Employment Agreement with Mr. Holmes" for a description of the employment agreement between the Company and Mr. Holmes and "Potential Payments upon a Termination of Employment or a Change-in-Control of the Company" for a description of the severance and change-in-control agreements with Mr. Gillen and Mr. Regan.

The rationale for the employment agreement and the severance and change-in-control agreements is to provide an appropriate measure of security and incentive to the executive officers in line with market practice and to promote the Company's goal of senior leadership stability.

The Company has no tax gross-up provisions or single trigger change-in-control provisions in any agreement with any executive officer.

Equity Grant Practices

The Compensation Committee meets from time to time to consider and act with respect to equity compensation awards for the Company's executive officers. As described, the Compensation Committee typically grants annual stock awards at its July meeting. The Compensation Committee — or the Chief Executive Officer pursuant to authority delegated by the Compensation Committee — also grants stock awards to newly hired or newly promoted employees at other times during the year. In all cases, the grant date is the date on which the Compensation Committee acts to approve the award, unless the Compensation Committee establishes the grant date at a specified future date. Board and Compensation Committee meetings are generally scheduled a year in advance and without regard to anticipated earnings or other major announcements by the Company. The Company does not time the granting of its equity compensation awards to affect the value of its executive compensation.

Perquisites

We provide limited perquisites to our executive officers. See footnotes to the "Other Compensation" column of the Summary Compensation Table for a description and valuation of these perquisites. The Compensation Committee believes these perquisites are reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Retirement Benefits

The Company's named executive officers participate in one or more of the following retirement plans:

• Retirement Plan: A tax-qualified defined benefit plan whose benefit accruals ceased in June 2005.
• Retirement Savings Plan: A tax-qualified 401(k) savings plan available to all employees.
• SKERP: A non-qualified retirement plan that makes up 401(k) benefits that would otherwise be lost as a result of Internal Revenue Code limits and provides additional employer contributions.

The Compensation Committee views the retirement benefits for the named executive officers as reasonable, market-competitive and consistent with the Company's overall executive compensation program.

Risk Management

The Compensation Committee considered, with the assistance of its independent compensation consultant, whether the Company's compensation policies and practices in Fiscal 2019 for its employees, including the named executive officers, posed any significant risks or were reasonably likely to have a material adverse effect on the Company. The Compensation Committee determined that the Company's compensation policies and practices did not encourage excessive or inappropriate risk-taking and that they were not reasonably likely to have any such material adverse effect on the Company.

The Compensation Committee believes that the design and operation of the Company's executive compensation program are consistent with the Company's risk management strategies for the following reasons:

- The Fiscal 2019 executive compensation program was designed to provide a proper balance between cash and stock compensation, fixed and variable compensation, and short-term and long-term compensation. The Compensation Committee generally favors a heavier weighting of longer-term, performance-based stock compensation to align the executives' interests with the interests of stockholders, to promote performance and to encourage long-term value creation.
- Fiscal 2019 short-term incentive plan awards — performance-based cash compensation — were based on two different performance metrics: earnings per share and working capital turns, each of which provides benefits to the Company's stockholders. In any year, regardless of the Company's performance against these metrics, the Compensation Committee retains (and has exercised) the discretion to reduce any annual cash bonus for any reason.
- The balance built into the Fiscal 2019 short-term incentive plan was also reflected in the Fiscal 2019 long-term incentive plan awards, which consisted of performance-based restricted stock and stock options, and did not include any time-based restricted stock for executive officers (other than Mr. Gillen). Each of these long-term equity-based incentive awards contains vesting periods designed to promote employee retention. They also are linked to the value of the Company's common stock, thus aligning the executives' interests with the interests of the Company's stockholders.
- The performance goals for performance-based restricted stock under the Fiscal 2019 long-term incentive plan — income from continuing operations, return on invested capital and relative total stockholder return — are different from the performance goals used under the Fiscal 2019 short-term incentive plan (earnings per share and working capital turns). In addition, the Fiscal 2019 long-term incentive plan has a three-year performance period compared to the one-year performance period under the Fiscal 2019 short-term incentive plan. The Compensation Committee believes that these different performance goals and different performance periods allow the Company to pursue short-term and long-term goals in a balanced manner.
- The Company's stock ownership guidelines align the interests of directors and executive officers with the interests of stockholders, providing further assurance that decisions are made in the best interest of stockholders.
- The Compensation Committee, its independent compensation consultant and senior management work together to ensure that the aggregate level of executive compensation fits within the Company's budget.

Independence of Compensation Consultant

The Compensation Committee considered the independence of Semler Brossy, its compensation consultant in Fiscal 2019. The Compensation Committee's consideration of Semler Brossy's independence focused on the following factors:

- Semler Brossy provides no other services to the Company and received no other fees from the Company apart from its compensation for consulting with the Compensation Committee;
- The conflicts of interest policies and procedures of the Company and of Semler Brossy;
- The fact that the Semler Brossy employees who provided compensation consulting services did not own any shares of the Company's common stock;
- The lack of any relationships between Semler Brossy and members of the Company's Board of Directors; and
- The lack of any relationships between Semler Brossy and any of the Company's executive officers.

Based on this assessment, the Compensation Committee concluded that no conflicts of interest existed with respect to Semler Brossy and that Semler Brossy was independent of the Company.

Incentive Compensation Claw-Back Policy

The Company has an incentive compensation claw-back policy. The policy provides for the recoupment of incentive compensation paid to a current or former executive officer of the Company where such person's misconduct contributed to an accounting restatement of the Company's financial statements.

The Company is aware of the proposed compensation claw-back rules issued by the SEC. The Company will revise its incentive compensation claw-back policy to comply with the requirements of the SEC's final rules if and when they are adopted.

Anti-Hedging and Anti-Pledging Policies

The Company maintains a strong insider trading policy aimed at ensuring that its directors, officers and employees do not use confidential or material non-public information in connection with trading in Company securities or in the securities of other companies with which the Company does business. The purpose of the insider trading policy is to promote compliance with applicable securities laws governing insider trading.

An important part of the Company's insider trading policy is the prohibition on short sales, market put and call options, margining and hedging, pledging or hypothecation of the Company's securities. The Company discourages its directors, officers and employees from engaging in short-term speculative trading, and the prohibition on hedging and pledging securities is consistent with this perspective.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code as in effect prior Fiscal 2019 generally prevented the Company from claiming a deduction for compensation in excess of $1 million paid to its chief executive officer and the three other most highly compensated officers other than the chief financial officer, unless it met the requirement to be considered performance-based compensation. Our annual cash bonuses, performance-based restricted stock awards and stock option grants were generally structured to qualify for this performance-based exception. By their nature, salary and time-based restricted stock awards are not considered performance-based and are subject to the deduction limitation under Section 162(m).

The Tax Cut and Jobs Act amended Section 162(m) to cover our chief financial officer and to eliminate the performance-based compensation exception beginning with Fiscal 2019, except with respect to certain grandfathered compensation arrangements. Accordingly, annual cash bonuses, performance-based restricted stock and stock options granted in Fiscal 2019 and later years will no longer qualify for this exception. This means that starting in Fiscal 2019, these awards will not be deductible for federal income tax purposes to the extent they cause compensation of a covered employee to exceed $1 million. In addition, any compensation paid to a covered employee after termination of employment will also be subject to the $1 million limitation.

Despite these new limits on the ability to deduct performance-based compensation, the Compensation Committee continues to believe that a significant portion of our executive compensation should be performance-based, and the Compensation Committee does not anticipate making any changes to our executive compensation program (and in fact made no changes to the Fiscal 2019 executive compensation program) in response to the amendment to Section 162(m).

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table[1]

The following table sets forth compensation information for the Company's named executive officers for Fiscal 2019, Fiscal 2018 and Fiscal 2017:

Name and Principal Position	Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)[7]	All Other Compensation ($)[8]	Total ($)
John M. Holmes	2019	750,000	—	1,125,306	1,125,041	—	723	344,077	3,345,147
President and Chief	2018	564,600	—	1,022,540	889,920	1,044,510	692	208,550	3,730,812
Executive Officer (effective June 1, 2018); President and Chief Operating Officer (through May 31, 2018)	2017	463,500	—	2,528,000	487,500	788,381	662	195,321	4,463,364
Sean M. Gillen Vice President and Chief Financial Officer (effective January 7, 2019)[9]	2019	160,215[9]	500,000	250,020	70,934	—	—	6,276	987,445
Michael D. Milligan	2019	275,359[9]	—	250,068	250,161	283,984	—	44,105	1,103,587
Former Vice President and Chief Financial Officer (through January 4, 2019)[9]	2018	337,500	—	375,003	98,644	337,500	—	1,731	1,150,378
Robert J. Regan	2019	426,164	—	350,095	349,952	417,641	—	196,479	1,740,331
Vice President, General	2018	413,751	—	458,380	435,690	535,808	—	112,743	1,956,372
Counsel and Secretary	2017	401,700	—	462,000	390,000	508,898	—	142,368	1,904,966
Eric S. Pachapa	2019	308,697	49,750	125,034	125,081	250,250	—	30,733	889,545
Vice President, Controller	2018	288,400	—	52,890	47,277	279,576	—	21,699	689,842
and Chief Accounting Officer	2017	263,333	—	36,000	32,500	265,534	—	12,006	609,373

[1] **General.** The Summary Compensation Table provides specific compensation information for the Company's named executive officers in accordance with applicable SEC rules. Please read the "Compensation Discussion and Analysis" section of this proxy statement for a more detailed explanation of the Company's executive compensation program in Fiscal 2019.

[2] **Salary.** Mr. Holmes received a 21.8% base salary increase, Mr. Milligan, Mr. Regan and Mr. Pachapa received a 3% base salary increase, and Mr. Gillen's base salary was set at $400,000 for Fiscal 2019, in each case for the reasons stated in the "Compensation Discussion and Analysis" section of the proxy statement. Mr. Pachapa received base salary increase to $325,000 on December 29, 2018.

[3] **Bonus.** Mr. Gillen received a guaranteed Fiscal 2019 bonus at 100% of his base salary ($400,000) and a $100,000 signing bonus upon joining the Company. Mr. Pachapa received a discretionary bonus of $49,750 in addition to his performance-based bonus of $250,250 in Fiscal 2019.

[4] **Stock Awards.** The amounts in this column for Fiscal 2019 reflect the grant date fair values of the performance-based restricted stock awards at their target levels and the time-based restricted stock award to Mr. Gillen granted under the Fiscal 2019 long-term incentive plan. These values were computed in accordance with FASB ASC Topic 718. The grant date fair values of the performance-based stock awards, assuming the performance conditions are met at the maximum level as required by SEC rules, are Mr. Holmes: $2,813,250; Mr. Milligan: $624,845; Mr. Regan: $875,363; and Mr. Pachapa: $312,716. Mr. Milligan's performance-based restricted stock awards were forfeited upon his termination of employment on January 4, 2019. Mr. Gillen did not receive a performance-based stock award in Fiscal 2019.
The Compensation Committee did not make any grants of time-based restricted stock awards to the named executive officers in Fiscal 2019, except for an award to Mr. Gillen upon his commencement of employment. See Note 5, to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2019 for an explanation of the assumptions made by the Company in the valuation of the stock awards.

The grant date fair values represent the Company's accounting expense for the grants made to the named executive officers in a given year. *These amounts do not represent the actual value that may be realized by the named executive officers because an award may be forfeited or may not vest or may vest at a lower or higher level.* The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the awards of performance-based restricted stock and time-based restricted stock granted in Fiscal 2019. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2019 Year End — Vesting."

5 **Option Awards.** The amounts in this column for Fiscal 2019 reflect the grant date fair value of the stock option awards computed in accordance with FASB ASC Topic 718. Mr. Milligan's stock option awards were forfeited upon his termination of employment on January 4, 2019. See Note 5 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for Fiscal 2019 for an explanation of the assumptions made by the Company in the valuation of these awards.

The grant date fair values represent the Company's accounting expense for the grants of stock options made to the named executive officers in a given year. *These amounts do not represent the actual value that may be realized by the named executive officers because a stock option may be forfeited, may not be exercised or may not vest.* The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the awards of stock options granted in Fiscal 2019. Vesting information is presented under "Executive Compensation — Outstanding Equity Awards at Fiscal 2019 Year End — Vesting."

6 **Non-Equity Incentive Plan Compensation.** The Fiscal 2019 amounts in this column are the performance-based cash bonuses earned by Mr. Milligan, Mr. Regan and Mr. Pachapa under the Company's Fiscal 2019 short-term incentive plan. As noted, Mr. Holmes elected not to receive a Fiscal 2019 bonus. Mr. Milligan's performance-based cash bonus in Fiscal 2019 was pro-rated based on his employment with the Company through January 4, 2019. The "Compensation Discussion and Analysis" section of this proxy statement contains additional information about the Fiscal 2019 bonuses.

7 **Change in Pension Value and Non-Qualified Deferred Compensation Earnings.** This column shows the increased pension value under the Retirement Plan for Mr. Homes, who is the only named executive officer with a benefit under the Retirement Plan. This column does not include any preferential or above-market earnings on deferred compensation as the Company does not pay such earnings on the deferred compensation of its named executive officers.

8 **All Other Compensation.** The table below provides a breakdown, by type and amount, of the totals shown in the "All Other Compensation" column for each named executive officer in Fiscal 2019. As required by the SEC rules, the Company values perquisites based on the aggregate incremental cost to the Company.

Named Executive Officer	Company 401(k) Plan Contributions ($)	Company SKERP Contributions ($)	Club Dues and Expenses ($)	Financial Planning ($)	Executive Physical ($)	Total ($)
John M. Holmes	19,802	260,047	44,483	16,095	3,650	344,077
Sean M. Gillen	1,077	—	—	5,199	—	6,276
Michael D. Milligan	1,233	42,872	—	—	—	44,105
Robert J. Regan	24,762	155,671	—	16,046	—	196,479
Eric S. Pachapa	17,940	—	—	12,793	—	30,733

9 For Mr. Gillen and Mr. Milligan, base salary amounts are for their periods of employment in Fiscal 2019.

Employment Agreement with Mr. Holmes

We entered into an amended and restated employment agreement with John M. Holmes, effective when he became President and Chief Executive Officer of the Company on June 1, 2018. The agreement runs through May 31, 2021 and thereafter renews annually, subject to either party's right to terminate.

The table below outlines the principal terms of Mr. Holmes's employment agreement.

Type of Benefit	Description
Annual base salary	$750,000, as may be subsequently increased by the Compensation Committee
Annual cash bonus	Target cash bonus opportunity of 100% of base salary and a maximum opportunity of 250% of base salary based on achievement of performance goals established each year by the Compensation Committee
Annual stock and stock option awards	As determined each year by the Compensation Committee ($2,250,347 in Fiscal 2019)
Perquisites	Financial planning and tax preparation services (not to exceed $15,000 per calendar year); participation in the Company's executive physical program; club dues; and participation in the defined contribution portion of the Company's SKERP.
Termination / Change-in-Control benefits	See "Potential Benefits Payable Upon Termination of Employment or a Change-in-Control of the Company — Employment Agreement with John Holmes"

Agreements with Other Named Executive Officers

Sean M. Gillen became Vice President and Chief Financial Officer of the Company on January 7, 2019. The Compensation Committee approved the following elements of Mr. Gillen's Fiscal 2019 compensation:

- Annual base salary of $400,000
- Signing bonus of $100,000
- Annual cash bonus of $400,000
- Stock awards under the Fiscal 2019 long-term incentive plan, consisting of: 6,730 stock options with an exercise price of $37.15, vesting 33-1/3% per year on December 31, 2019, December 31, 2020 and December 31, 2021, and 6,730 shares of time based restricted stock, vesting 100% on December 31, 2019.

The Company has a severance and change-in-control agreement with Mr. Gillen and with Mr. Regan, the Company's General Counsel and Secretary. See "Potential Benefits Payable Upon a Termination of Employment or a Change-in-Control of the Company" for information about these severance and change-in-control agreements.

Michael D. Milligan, Vice President and Chief Financial Officer through January 4, 2019, had a severance and change-in-control agreement that provided him with severance equal to his annual salary through June 3, 2019 (the date of his new employment after leaving the Company) and a pro-rata Fiscal 2019 bonus under the Fiscal 2019 short-term incentive plan.

Fiscal 2019 Grants of Plan-Based Awards

The following table sets forth information for each named executive officer with respect to:

- Estimated possible payouts under non-equity incentive plan award opportunities for Fiscal 2019;
- Estimated possible payouts under equity incentive plan award opportunities for Fiscal 2019;
- Other stock awards made in Fiscal 2019; and
- Stock options granted in Fiscal 2019.

Named Executive Officer	Grant Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units (#)[4]	All Other Option Awards: Number of Securities Underlying Options (#)[5]	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)[6]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John M. Holmes		375,000	750,000	1,875,000							—
	7/9/18				11,700	23,400	58,500				1,125,306
	7/9/18								82,300	48.09	1,125,041
Sean M. Gillen	1/15/19							6,730			250,020
	1/15/19								6,730	37.15	70,934
Michael D. Milligan[7]		173,813	347,625	869,063							—
	7/9/18				2,600	5,200	13,000				250,068
	7/9/18								18,300	48.09	250,161
Robert J. Regan		149,157	298,315	745,787							—
	7/9/18				3,640	7,280	18,200				350,095
	7/9/18								25,600	48.09	349,952
Eric. S. Pachapa		89,375	178,750	446,875							—
	7/9/18				1,300	2,600	6,500				125,034
	7/9/18								9,150	48.09	125,081

1 The Compensation Committee granted annual stock awards under the Company's Fiscal 2019 long-term incentive plan at its meeting on July 9, 2018 (January 15, 2019 in the case of Mr. Gillen).

2 Annual cash bonuses under the Company's Fiscal 2019 short-term incentive plan were subject to performance in Fiscal 2019, which has now occurred. The information in these columns reflects the range of potential payouts at the time the performance goals were set by the Compensation Committee at its meeting on July 9, 2018.

3   The information in these columns shows the range of performance-based restricted stock grants that could be earned by the named executive officers under the Fiscal 2019 long-term incentive plan. The actual number of shares of performance-based restricted stock granted under the Fiscal 2019 long-term incentive plan is listed in the "Target" column. See the "Compensation Discussion and Analysis" section of this proxy statement for a description of the performance-based restricted stock awards under the Fiscal 2019 long-term incentive plan.

4   There were no awards of time-based restricted stock to the Company's named executive officers under the Company's Fiscal 2019 long-term incentive plan, except for the award to Mr. Gillen.

5   This column shows the number of shares subject to stock options granted to the named executive officers under the Company's Fiscal 2019 long-term incentive plan.

6   The grant date fair values of the performance-based restricted stock awards at the target level, the time-based restricted award to Mr. Gillen and the stock option awards were computed in accordance with FASB ASC Topic 718.

7   Mr. Milligan's performance-based restricted stock and stock options were forfeited in connection with his termination of employment on January 4, 2019.

Outstanding Equity Awards at Fiscal 2019 Year-End

The following table sets forth information for each named executive officer with respect to:

- Each stock option that remained outstanding as of May 31, 2019; and
- Each award of restricted stock that was not vested and remained outstanding as of May 31, 2019.

	Option Awards[1]					Restricted Stock Awards			
Named Executive Officer	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
John M. Holmes	10,000	0	—	12.90	7/16/22	1,000	30,090	158,153	4,758,824
	22,000	0	—	25.43	7/15/23				
	50,134	0	—	26.62	8/7/25				
	49,999	25,001	—	24.00	7/11/26				
	31,999	64,001	—	35.26	7/10/27				
	0	82,300	—	48.09	7/9/28				
Sean M. Gillen	0	6,730	—	37.15	1/15/29	6,730	202,506	—	—
Michael D. Milligan	—	—	—	—	—	—	—	—	—
Robert J. Regan	14,118	0	—	29.65	7/11/21	2,500	75,225	40,577	1,220,962
	47,520	0	—	25.43	7/15/23				
	41,711	0	—	26.62	8/7/25				
	39,999	20,001	—	24.00	7/11/26				
	15,666	31,334	—	35.26	7/10/27				
	0	25,600	—	48.09	7/9/28				
Eric S. Pachapa	2,732	1,668	—	24.00	7/11/26	3,500	105,315	2,600	78,234
	1,099	3,401	—	35.26	7/10/27				
	0	9,150	—	48.09	7/9/28				

[1] These columns show the number, option exercise price and option expiration date of outstanding stock options held by the named executive officers at the end of Fiscal 2019. The first column shows this information for exercisable stock options, and the second column shows this information for unexercisable stock options.

[2] This column shows the number of unvested shares of time-based restricted stock held by the named executive officers at the end of Fiscal 2019. The table below shows the vesting dates for these unvested shares:

Vesting Date	Mr. Holmes	Mr. Gillen	Mr. Milligan	Mr. Regan	Mr. Pachapa
7/31/19	1,000	—	—	2,500	2,000
12/31/19	—	6,730	—	—	—
7/31/20	—	—	—	—	1,500

[3] This column shows the market value of the unvested shares of time-based restricted stock held by the named executive officers based on a price of $30.09 per share (the closing price of the common stock on May 31, 2019).

[4] This column shows the number of unvested shares of performance-based restricted stock at the target level held by the named executive officers at the end of Fiscal 2019. The table below shows the vesting dates for these unvested shares:

Vesting Date	Mr. Holmes	Mr. Gillen	Mr. Milligan	Mr. Regan	Mr. Pachapa
7/11/19	41,666	—	—	—	—
7/31/19	22,420	—	—	20,297	—
7/11/20	41,667	—	—	—	—
7/31/20	29,000	—	—	13,000	—
7/31/21	23,400	—	—	7,280	2,600

Mr. Holmes and Mr. Regan received an additional 21,560 and 18,865 shares, respectively, that vested on July 31, 2019 under the Fiscal 2017 long-term incentive plan.

[5] This column shows the market value of the unvested shares of performance-based restricted stock at the target level held by the named executive officers based on a price of $30.09 per share (the closing price of the common stock on May 31, 2019).

Vesting

The vesting rules for stock options, shares of time-based restricted stock and shares of performance-based restricted stock are described in the following table:

	General Rule	Retirement[1]	Disability	Death
Stock Options	33⅓% in each of years 1, 2 and 3 (Stock options granted prior to Fiscal 2016 vest 20% per year for five years)	Stock options continue to vest in accordance with the vesting schedule (except if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Stock options continue to vest until the earlier of (i) one year after termination of employment and (ii) the option expiration date (except that if death occurs before the option expiration date, unvested options are forfeited and vested options are exercisable for the period described under "Death")	Unvested stock options expire on the date of death and vested stock options continue to be exercisable until the earlier of one year after the date of death or the expiration date of the stock option, provided that if death occurs after three months of Retirement, the vested stock options are exercisable until the expiration date.
Time-Based Restricted Stock[2]	100% cliff vesting in year 3 (Stock granted prior to Fiscal 2016 vests 50% in each of years 4 and 5)	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability (Stock granted prior to Fiscal 2016 vests 100% if disability occurs after the 4th anniversary of grant and vests 50% if disability occurs on or before the 4th anniversary of grant)	Stock vests pro-rata based on the date of death (Stock granted prior to Fiscal 2017 vests 100% if death occurs after the 4th anniversary of grant and vests 50% if death occurs on or before the 4th anniversary of grant)
Performance-Based Restricted Stock	100% cliff vesting in year 3, assuming the performance conditions are met (Stock granted prior to Fiscal 2017 vests 33⅓% in each of years 3, 4 and 5, assuming the performance conditions are met)	Stock continues to vest in accordance with the vesting schedule	Stock vests pro-rata based on the date of Disability (Stock granted prior to Fiscal 2017 continues to vest in accordance with the vesting schedule)	Stock vests pro-rata based on the date of death (Stock granted prior to Fiscal 2017 continues to vest in accordance with the vesting schedule)

[1] Retirement is defined as voluntary retirement when an employee reaches age 65 or the employee reaches age 55 and the employee's age and the number of consecutive years of service is at least 75.

[2] Time-based restricted stock awards are typically made to employees below the executive officer level, except that Mr. Gillen received a time-based restricted stock award when he joined the Company on January 7, 2019 that vests 100% on December 31, 2019.

Fiscal 2019 Option Exercises and Stock Vested

The following table sets forth information for each named executive officer concerning:

- The exercise of options during Fiscal 2019;
- The dollar amount realized on exercise of the options;
- The number of shares of restricted stock that vested during Fiscal 2019; and
- The value of those vested shares.

	Option Awards		Stock Awards	
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
John M. Holmes	—	—	22,036	1,044,727
Sean M. Gillen	—	—	—	—
Michael D. Milligan	—	—	—	—
Robert J. Regan	24,239	729,291	20,701	981,434
Eric S. Pachapa	1,200	20,529	4,988	236,481

[1] These amounts represent the difference between the closing market price of the common stock on the date of exercise and the exercise price, multiplied by the number of shares covered by the option.

[2] These amounts represent the closing market price of the common stock on the date of vesting, multiplied by the number of shares that vested.

Retirement Plan

The Company's Retirement Plan is a tax-qualified pension plan. Benefit accruals ceased under the Retirement Plan with respect to most participants, including the named executive officers, effective June 1, 2005. Mr. Holmes is the only named executive officer who participates in the Retirement Plan.

The material terms and conditions of the Retirement Plan as they pertain to Mr. Holmes are as follows:

Benefit Formula

Until January 1, 2000, benefits were accrued pursuant to a formula that provides a monthly single life annuity at retirement at age 65 equal to 1 ½% of the participant's Final Average Earnings reduced by the participant's Social Security offset determined under the Plan, multiplied by the participant's years of Credited Service (up to 20). Effective as of January 1, 2000, the Plan was converted to a cash balance type of plan, subject to a "grandfather" provision applicable to certain participants based on age and years of service. An account is maintained for each participant which consists of (i) an opening account balance equal to the then present value of the benefit accrued by the participant under the prior formula as of December 31, 1999, (ii) quarterly contributions made by the Company equal to a percentage of compensation based on the participant's age and years of Credited Service, and (iii) quarterly interest credits made by the Company equal to 25% of the 30-year Treasury securities interest rate for the second month preceding the beginning of each quarter. "Final Average Earnings" is defined as 1/5 of a participant's Compensation during the five consecutive years within the last 10 years preceding termination of employment during which Compensation was the highest. "Compensation" is defined as the participant's income reported on Form W-2, including pre-tax contributions to the Retirement Savings Plan, reduced by the income attributable to restricted stock grants and stock options, reimbursement of other expense allowances and fringe benefits.

The benefits under the Retirement Plan generally ceased accruing on June 1, 2005, although the participants' cash balance accounts continue to be credited with interest until the benefits are distributed.

Vesting

Participants are eligible to receive benefits from the Retirement Plan after completing five years of vesting service. Mr. Holmes is fully vested in his benefits.

Payment of Retirement Benefits

Participants can elect to receive their benefits upon termination of employment or they can defer receipt of benefits until normal retirement age (age 65). Any vested participant can elect benefits at any time after termination of employment, with the benefit actuarially reduced to reflect payment prior to age 65. The Retirement Plan also provides for a disability retirement benefit. The normal form of benefit payment for a married participant is a joint and 50% survivor annuity, and the normal form of benefit payment for an unmarried participant is a single life annuity. Participants, with spousal consent, if applicable, can waive the normal form of benefit payment and elect to have benefits paid in various annuity forms, which are the actuarial equivalent of the normal form, or in a lump sum.

Retirement Plan Benefits

The following table shows the years of service currently credited, and the present value of the accumulated benefit payable, to Mr. Holmes under the Retirement Plan at the earliest age an unreduced benefit is payable.

Fiscal 2019 Pension Benefits

Named Executive Officer	Number of Years Credited Service (#)[1]	Present Value of Accumulated Benefit ($)[2]	Payments During Fiscal 2019 ($)
John M. Holmes	3.7	16,675	—

[1] Number of Years of Credited Service as of May 31, 2005, the date the Retirement Plan was frozen.

[2] Amounts shown in this column are calculated as of the last business day of Fiscal 2019, which is the measurement date for reporting purposes in the Company's Annual Report on Form 10-K for Fiscal 2019. See Note 8 to the Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for an explanation of the assumptions made by the Company in determining the amounts reported in this column.

Non-Qualified Deferred Compensation (SKERP)

The Company provides non-qualified deferred compensation benefits under the Company's Supplemental Key Employee Retirement Plan ("SKERP"). The SKERP covers certain executives and key employees designated by the Compensation Committee. Mr. Holmes, Mr. Milligan and Mr. Regan were the only named executive officers who participated in the SKERP in Fiscal 2019.

The material terms and conditions of the SKERP include the following.

Contributions

Each participant may make an advance election to contribute a portion of the participant's base salary (up to 75%) for a calendar year and a portion of the bonus (up to 75%) paid for the Company's fiscal year. The Company makes the following contributions: (i) the matching contribution that could not be made under the Retirement Savings Plan due to the Internal Revenue Code limit on compensation that can be taken into account in determining benefits ($280,000 in 2019), based on the formula in the Retirement Savings Plan (i.e., 20% of the first 5% of the participant's contributions, up to 1% of compensation); (ii) the portion of the profit sharing contribution that could not be made under the Retirement Savings Plan due to the Code's compensation limit; (iii) the portion of the retirement benefit contributions that could not be made under the Retirement Savings Plan due to the Code's compensation limit; and (iv) annual supplemental contributions to the accounts of eligible officers. To receive a credit of this annual supplemental contribution, the participant generally must be employed on the day before the contribution is made to the SKERP (unless termination of employment is due to death or disability).

Vesting

A participant is fully vested in amounts attributable to his own deferral contributions, and vests in all Company contributions, except supplemental contributions, at a rate equal to 33 ⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability). A participant vests in amounts attributable to Company supplemental contributions according to the following schedule: (i) 50% upon reaching the earlier of 20 years of service or when the sum of age and years of service equals 65; (ii) 75% when the sum of age and service equals 75; and (iii) 100% upon the earlier of age 65 or when the sum of age and service equals 75. Participants fully vest in their benefits upon a change in control of the Company.

Investments

Each participant's plan accounts are credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the SKERP consist of 24 mutual funds including 10 "Life Cycle" fund choices. Participants may change investment elections at any time.

Distributions

The portion of a participant's account attributable to salary and bonus deferrals is paid on a date elected by the participant, which must be at least seven months and not later than 15 years after termination. The participant can elect to have this paid in a lump sum or installments not to exceed 15 years. A participant who fails to make an election will have his account paid in a lump sum seven months after termination. This election generally must be made in advance, at the same time the participant completed his or her deferral election. The remainder of the participant's SKERP account is paid in a lump sum seven months after termination.

Notwithstanding the foregoing, (i) a participant can change the time and form of payment of the portion of his accounts earned and vested in accordance with procedures set forth in the plan; and (ii) a participant can elect a distribution at any time in order to satisfy an unforeseeable hardship (as defined in the plan).

Forfeiture Events

A participant will forfeit the portion of his plan accounts attributable to Company supplemental contributions if his employment is terminated for cause (as defined in the SKERP), or if during employment or the one-year period thereafter the participant violates the covenant not to compete contained in the SKERP. The forfeiture provision does not apply if the participant's termination of employment causes benefits to be paid to him under change in control provisions of any agreement between the participant and the Company.

SKERP Benefits

The following table below shows the contributions made by each participating named executive officer and by the Company in Fiscal 2019, the earnings accrued on the named executive officer's account balance in Fiscal 2019, and the account balance as of May 31, 2019. Mr. Holmes, Mr. Milligan and Mr. Regan were the only named executive officers who participated in the SKERP in Fiscal 2019.

Fiscal 2019 Non-Qualified Deferred Compensation

Named Executive Officer	Executive Contributions in Fiscal 2019 ($)[1]	Company Contributions in Fiscal 2019 ($)[2]	Aggregate Earnings in Fiscal 2019 ($)[3]	Aggregate Withdrawal/ Distributions ($)[4]	Aggregate Balance at May 31, 2019 ($)[5]
John M. Holmes	143,072	260,047	(19,736)	—	2,377,625
Michael D. Milligan	10,777	42,872	3,803	(45,337)	12,115
Robert J. Regan	48,897	155,671	(47,381)	—	2,356,151

[1] The amount of contributions made by each named executive officer and reported in this column in respect of salary deferrals in Fiscal 2019 is included in each named executive officer's compensation reported in the Summary Compensation Table as "Salary." The amount of contributions reported in this column also reflects deferral of cash bonuses paid in Fiscal 2019 but earned and reported in the Summary Compensation Table for Fiscal 2019.

[2] The amount of Company contributions reported in this column for each named executive officer is reported in the "All Other Compensation" column in the Summary Compensation Table.

[3] The investment earnings reported in this column for each named executive officer are not reported in the Summary Compensation Table.

[4] The amount of non-vested benefit forfeited by Mr. Milligan upon termination.

[5] The aggregate balance as of May 31, 2019 reported in this column for each named executive officer reflects amounts that have been previously reported as compensation in the Summary Compensation Table for Fiscal 2019 or prior years, except the following amounts of earnings included in the account balance: Mr. Holmes, $757,003 and Mr. Regan, $950,110.

Retirement Savings Plan

The Retirement Savings Plan is a tax-qualified retirement plan (i.e., a 401(k) plan) that covers most United States employees, including the named executive officers. The material terms and conditions of the Retirement Savings Plan as it pertains to non-union employees are as follows:

Contributions

A participant can elect to defer up to 75% of the participant's compensation, up to a maximum of $19,000 for 2019, or $25,000 if age 50 or older. Contributions can be made on a pre-tax or after-tax basis, as elected by the participant. Under the current eligibility provisions, unless a participant elects otherwise participation is automatic at a 5% deferral rate, with an automatic 1% annual increase.

The Company provides a matching contribution, a profit sharing contribution and a non-elective retirement benefit contribution. The current matching contribution is made, as of each payroll period, in an amount equal to 20% of the first 5% of the participant's contributions, up to 1% of the participant's compensation, to the Plan for such payroll period. The profit sharing contribution is based on the participant's contributions as of the end of the prior calendar year and the economic performance of the participant's operating unit, and is equal to a percentage of up to 5% of the participant's compensation. The non-elective retirement benefit contribution is equal to a percentage of compensation, up to 4%, based on the participant's age and years of credited service. A participant must have earned one year of service to be eligible for the non-elective retirement benefit contribution, and generally must be employed on the last day of the calendar year to receive a profit sharing contribution. Compensation for purposes of determining contributions includes cash compensation shown as income on the participant's Form W-2, reduced by the participant's contributions to the plan and excluding the income attributable to restricted stock, stock options, reimbursements or other expense allowances and fringe benefits and subject to the Code's compensation limit ($280,000 for 2019).

Investments

Each participant's plan account is credited with earnings and losses based on investment alternatives made available by the plan committee and selected by the participant from time to time. The investment options currently offered under the plan consist of 24 mutual funds including 10 "Life Cycle" fund choices. Participants may change investment elections at any time.

Vesting

Participants are fully vested in their own contribution accounts, and vest in the Company contribution accounts at a rate equal to 33⅓% for each year of vesting service (subject to full vesting upon age 65, death or disability).

Distributions

Participants can elect distributions of the plan accounts upon termination of employment in a lump sum, an eligible rollover distribution, or, if early or normal retirement has been attained, in installments not to exceed 15 years.

Potential Payments Upon a Termination of Employment or a Change-in-Control of the Company

The Company provides certain benefits to eligible employees upon certain types of termination of employment, including a termination of employment involving a change-in-control of the Company. These benefits are in addition to the benefits to which the employees would be entitled upon a termination of employment generally (i.e., vested retirement benefits accrued as of the date of termination, stock options and restricted stock that are otherwise vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). These benefits as they pertain to the named executive officers are as described and set forth in the tables beginning on page 65.

Employment Agreement with Mr. Holmes

The Company's employment agreement with Mr. Holmes provides for the following severance benefits:

Termination of Employment — Prior to, or More than 18 Months After, a Change-in-Control

If prior to, or more than 18 months after, a Change-in-Control, either the Company terminates his employment other than for Cause or Disability or Mr. Holmes terminates his employment for Good Reason, Mr. Holmes is entitled to: (i) continued payment of his base salary for 24 months, and (ii) a lump sum payment equal to two times the average of the cash incentive bonuses paid to him for the preceding two fiscal years of the Company. Payments cease upon a breach of the confidentiality or non-compete provisions set forth in the agreement (the non-compete provisions remain in effect for the 18-month period following any such termination of employment).

Termination of Employment — Within 18 Months Following a Change-in-Control

If Mr. Holmes's employment is terminated within 18 months following a Change-in-Control either by the Company other than for Cause or Disability or by Mr. Holmes for Good Reason, he is entitled to:

* An immediate lump sum payment equal to the sum of (A) any unpaid salary through the date of termination and any unpaid bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to him had he remained employed until the end of the fiscal year and all performance goals were met at target level, and (C) three times his base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount;
* Continued coverage for Mr. Holmes and his spouse under the Company's welfare and fringe benefit plans for three years following termination of employment (he and his spouse can elect continued medical and dental coverage pursuant to COBRA at the end of such three-year period);
* Reasonable legal fees incurred by Mr. Holmes in enforcing the agreement; and
* The vesting of outstanding awards under the 2013 Stock Plan (with performance goals deemed satisfied at the higher of target level or actual level).

If any excise tax would be triggered, Mr. Holmes may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of Employment — Disability

Regardless of whether a Change-in-Control is involved, if Mr. Holmes's employment terminates due to Disability, he will receive payment pursuant to the Company's disability plans then in effect, and he will continue to receive coverage under the Company's medical, dental, and life insurance plans for two years following such termination.

In any event, payments under the employment agreement in connection with Mr. Holmes's termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

For purposes of Mr. Holmes's employment agreement:

"Change-in-Control" means the earliest of (i) a person's acquisition of more than 35% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of a majority of the directors then in office.

"Cause" means Mr. Holmes's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing or malfeasance, (ii) disregard of a material, lawful and proper direction from the Board, (iii) material breach of the employment agreement that is not cured within 30 days of receipt of notice from the Company, (iv) final, non-appealable conviction of a felony that involves bribery, embezzlement or fraud against the Company, or (v) willful misconduct that causes material financial, reputational or other harm to the Company.

"Disability" means a physical or mental condition that has prevented Mr. Holmes from substantially performing his duties under the employment agreement for a period of 180 days and that is expected to continue to render Mr. Holmes unable to substantially perform his duties for the remaining term of the employment agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of Mr. Holmes's duties or responsibilities or in his compensation (including benefits), (ii) removal or a failure to nominate Mr. Holmes as a director, (iii) a material breach of the employment agreement by the Company that is not cured within 30 days of receipt of notice from Mr. Holmes, or (iv) a relocation of his primary place of employment by 50 or more miles.

"Retirement" means Mr. Holmes's voluntary termination of employment that does not result in severance payments under the employment agreement.

Severance and Change-in-Control Agreements

The Company has severance and change-in-control agreements with Mr. Gillen and Mr. Regan, each of which provides for the following benefits upon the following types of employment termination:

Termination of Employment — Prior to, or More than 18 Months After, a Change-in-Control

If prior to, or more than 18 months after, a Change-in-Control of the Company, the executive's employment is terminated by the Company other than for Cause or Disability, he is entitled to (i) continued salary for 12 months or, if earlier, until he obtains comparable employment, (ii) any earned bonus not yet paid for the preceding fiscal year, and (iii) a pro-rata portion of the bonus that would have been paid to the executive had he remained employed until the end of the fiscal year in which the termination occurs. Any bonus will be paid in a lump sum on the later of the time bonuses are paid to other officers and the end of the severance period (with interest at the prime rate plus 1% from the earlier of such dates). If the executive terminates his employment, or if the Company terminates the executive's employment for Cause, the Company may, but is not required to, pay the above-described severance benefits. Severance payments will cease if the executive breaches the confidentiality or non-compete provisions in the agreement, which are in effect for the one-year severance period.

Termination of Employment — Within 18 Months Following a Change-in-Control

If the executive's employment is terminated within 18 months following a Change-in-Control by the Company other than for Cause or Disability or by the executive for Good Reason, he is entitled to (i) an immediate lump sum payment equal to the sum of (A) any unpaid salary and bonus earned for the preceding fiscal year, (B) a pro rata portion of the bonus that would have been paid to the executive had he remained employed until the end of the fiscal year and all performance goals were met at target level (including the value of any restricted stock granted in lieu of bonus), and (C) two times base salary and cash bonus for either the most recently completed fiscal year prior to the termination or the preceding fiscal year, whichever produces the higher amount, (ii) continued coverage for the executive and his dependents under the Company's welfare and fringe benefit plans for two years following termination of employment (the executive and his dependents can elect continued medical and dental coverage pursuant to COBRA at the end of such two-year period), (iii) Company-paid outplacement services for the earlier of 18 months or the attainment of new employment (up to a maximum Company expense of 3.5% of the amount paid to the executive pursuant to (i)(C) above) and (iv) reasonable legal fees incurred by the executive in enforcing the agreement. In addition, any outstanding awards under the 2013 Stock Plan will vest and performance goals will be deemed satisfied at the higher of target level or actual performance level. The agreements' non-compete provisions do not apply in the case of a termination of employment following a Change-in-Control.

If any excise tax would be triggered, the executive may elect to either (i) receive the full amount of severance benefits and be responsible for paying the excise tax or (ii) receive severance benefits up to the maximum amount that can be paid without triggering the excise tax.

Termination of Employment — Disability

If the executive's employment terminates due to Disability, the executive will receive payment pursuant to the Company's disability plans then in effect and will continue to receive coverage under the Company's medical, dental and life insurance plans for two years following such termination.

For purposes of the severance and change-in-control agreements:

"Change-in-Control" means (i) a person's acquisition of more than 20% of the voting power of the Company's outstanding stock, (ii) a merger or consolidation of the Company that results in the holders of the voting stock immediately prior thereto holding less than 60% of the voting stock of the resulting or surviving entity, (iii) a sale of substantially all of the Company's assets other than to an entity at least 80% owned by the Company, or (iv) the election, without the consent of the incumbent Board, of the lesser of three directors or a majority of the directors then in office.

"Cause" means the executive's (i) dishonesty, intentional breach of fiduciary duty, or intentional wrongdoing, (ii) disregard of a material and proper direction from the Board, or (iii) material breach of the agreement that is not cured within 10 days of receipt of notice from the Company.

"Disability" means a physical or mental condition that has prevented the executive from substantially performing his duties under the agreement for a period of 180 days and that is expected to continue to render the executive unable to substantially perform his duties for the remaining term of the agreement on a full-time basis.

"Good Reason" means (i) a material reduction in the nature or scope of the executive's duties or responsibilities, or in his compensation (including benefits), (ii) the executive's determination that as a result of a material change in employment circumstances he is unable to adequately carry out his duties, or (iii) a relocation of the executive's primary place of employment by more than 50 miles.

In any event, payments under the agreements in connection with termination of employment that would be considered deferred compensation under Section 409A of the Internal Revenue Code will be delayed for six months following such termination to the extent necessary to comply with Section 409A.

Stock Plans

A named executive officer's termination of employment can result in enhanced benefits under the AAR CORP. Amended and Restated Stock Benefit Plan and the AAR CORP. 2013 Stock Plan, depending on the reason for such termination:

Stock Options

If termination is due to Retirement (as defined), options continue to vest in accordance with the vesting schedule and can be exercised until the expiration date, except that if death occurs before the award expires, then unvested stock options are forfeited. If death occurs within three months after Retirement, vested options can be exercised until the earlier of one year after death or the option expiration date, and if death occurs after three months from Retirement, vested options can be exercised until the option expiration date. If termination is due to Disability (as defined), options continue to vest and are exercisable until the earlier of one year after termination of employment and the option expiration date, except that if death occurs before the award expires, then unvested options are forfeited and vested options are exercisable for the period described herein. If death occurs during employment, or within three months after termination of employment for reasons other than Cause, then unvested options are forfeited and vested options are exercisable until the earlier of one year after death or the option expiration date.

Restricted Stock Awards

In the case of performance-based or time-based restricted stock awards, if termination is due to Retirement, Disability or death, the awards continue to vest in accordance with their vesting schedule.

The AAR CORP. Stock Benefit Plan has change-in-control provisions that apply to participants who do not have a severance and change-in-control agreement. Upon a Change-in-Control of the Company (as defined in the Stock Benefit Plan) that does not have prior written approval of the Board, all options and restricted stock awards will fully vest. Upon a Change-in-Control that has the approval of the Board, the Compensation Committee has the discretion to either provide for full vesting of options and restricted stock awards or grant replacement awards with respect to the successor company's stock.

Award agreements under the AAR CORP. 2013 Stock Plan do not provide for vesting upon a Change-in-Control (as defined) unless there is a termination of employment by the Company without Cause or by the participant for Good Reason within two years following the Change-in-Control.

Tables of Potential Payments Upon a Termination of Employment or a Change-in-Control of the Company

The tables below quantify the benefits described above that would be paid to each current named executive officer under the following termination of employment or change-in-control events, assuming a change-in-control or a termination of employment occurred on May 31, 2019.

Equity Vesting – On or After a Change in Control

Named Executive Officer	Vesting of Restricted Stock ($)[1]	Vesting of Stock Options ($)[2]
John M. Holmes	4,788,914	152,256
Sean M. Gillen	202,506	—
Robert J. Regan	1,296,187	121,806
Eric S. Pachapa	183,549	10,158

[1] Under the Company's stock plans and severance and change-in-control agreements, all restricted stock (both performance-based and time-based) generally vests upon a change-in-control of the Company or upon a qualifying termination of employment that occurs within two years following a change-in-control. See "— Stock Plans" above. The amounts shown reflect the number of shares that would have vested upon a change-in-control and termination of employment, if applicable, on May 31, 2019, based on the number of shares multiplied by $30.09 (the closing price of the common stock on May 31, 2019).

[2] Under the Company's stock plans and severance and change-in-control agreements, all stock options generally vest upon a change-in-control of the Company or upon a qualifying termination of employment that occurs within two years following a change-in-control. See "— Stock Plans" above. The amounts shown reflect the number of option shares that would have vested upon a change-in-control and termination of employment, if applicable, multiplied by the difference (but not less than zero) between the option exercise price and $30.09 (the closing price of the common stock on May 31, 2019).

Termination of Employment
Prior to, or More Than 18 Months After, a Change-in-Control

| | Other than Cause | | | | | Disability | | | Death |
Named Executive Officer	Salary ($)[1]	Bonus ($)[2]	Restricted Stock ($)[3]	Stock Options ($)[4]	Health and Welfare ($)	Health and Welfare ($)[5]	Restricted Stock ($)[6]	Stock Options ($)[7]	Restricted Stock ($)[6]
John M. Holmes	1,500,000	1,044,510	—	—	—	45,185	2,733,548	152,256	2,733,548
Sean Gillen	450,000	—	—	—	—	45,185	73,638	—	73,638
Robert J. Regan	426,164	417,641	—	—	—	45,185	953,679	121,806	953,679
Eric S. Pachapa	—	—	—	—	—	—	106,988	10,158	106,988

[1] Reflects continued salary for 24 months for Mr. Holmes under his employment agreement and 12 months for Mr. Gillen and Mr. Regan under their severance and change-in-control agreements.

[2] Reflects (i) in the case of Mr. Holmes, two times the average of the non-equity incentive compensation paid to him for Fiscal 2018 and Fiscal 2019 and (ii) in the case of Mr. Gillen and Mr. Regan, the non-equity incentive compensation paid to them for Fiscal 2019, in each case as shown in the Summary Compensation Table.

[3] At May 31, 2019, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their restricted stock upon termination of employment due to Retirement.

[4] At May 31, 2019, no current named executive officer was eligible for continued vesting upon termination due to Retirement; accordingly, all named executive officers would forfeit their stock options upon termination of employment due to Retirement.

[5] Available if termination is due to Disability under the employment agreement for Mr. Holmes and the severance and change-in-control agreements for Mr. Gillen and Mr. Regan.

[6] The amounts in these columns reflect the value of the restricted stock that would vest upon termination due to Disability or death at May 31, 2019, based on the number of shares, multiplied by $30.09 (the closing price of the common stock on May 31, 2019).

[7] The amounts in this column reflect the value of continued vesting of options pursuant to the Company's stock plans for one year following termination if termination is due to Disability at May 31, 2019, based on the difference between the exercise price and $30.09 (the closing price of the common stock on May 31, 2019).

**Termination of Employment
Within 18 Months After a Change-in-Control[1]**

Named Executive Officer	Salary[2] ($)	Bonus[3] ($)	Health and Welfare Continuation ($)	Outplacement Services ($)
John M. Holmes	2,250,000	3,133,530	69,309	—
Sean M. Gillen	800,000	—	45,185	31,500
Robert J. Regan	852,328	1,489,257	45,185	67,338
Eric S. Pachapa	—	—	—	—

[1]   These benefits are in addition to the vesting of stock awards shown above in the table for "Equity Vesting — On or After a Change-in-Control."

[2]   Reflects three times salary for Mr. Holmes and two times salary for Mr. Gillen and Mr. Regan.

[3]   Reflects (i) in the case of Mr. Holmes, the non-equity incentive plan compensation bonus paid to him for Fiscal 2019 as shown in the Summary Compensation Table, plus three times his non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount, and (ii) in the case of Mr. Gillen and Mr. Regan, the non-equity incentive compensation plan bonus paid to them for Fiscal 2019 as shown in the Summary Compensation Table, plus two times the non-equity incentive plan compensation bonus for either the most recently completed fiscal year prior to termination or the preceding fiscal year, whichever produces the higher amount.

OTHER COMPENSATION MATTERS

CEO Pay Ratio

A public company must disclose in its annual proxy statement its CEO pay ratio, defined as the ratio of the annual total compensation of its chief executive officer to the annual total compensation of its median employee.

We used the following methodology to determine our CEO pay ratio for Fiscal 2019:

STEP 1:   We determined that as of March 1, 2019 we had a total employee population of 5,780 employees.

STEP 2:   Of this group, we identified a selected employee group of 5,612 employees, representing all of our U.S. employees (4,707), plus our employees in Canada (485), the United Kingdom (271) and the Netherlands (149).

STEP 3:   As permitted by SEC rules, we excluded our employees in all other non-U.S. jurisdictions as these employees together represented less than 5% of our total employee population. The number of employees excluded in non-U.S. jurisdictions at the March 1, 2019 determination date were: Afghanistan (29), Australia (3), Belgium (30), Brazil (1), China (7), Costa Rica (3), France (5), Germany (8), Japan (3), New Zealand (3), Panama (18), Peru (30), Singapore (22), and United Arab Emirates (6).

STEP 4:   For our selected employee group, we determined each domestic employee's total cash compensation based on W-2 (Box 5) compensation (or its equivalent for non-U.S. employees) for the 2018 calendar year, as reflected in our payroll records and systems.

STEP 5:   We identified our median employee from our selected employee group (excluding the Chief Executive Officer).

STEP 6:   Once we identified our median employee, we calculated the annual total compensation of this median employee for Fiscal 2019, using the same methodology that we used to calculate the annual total compensation of our named executive officers, including our Chief Executive Officer, in the Summary Compensation Table.

The following table shows the ratio of the annual total compensation of our Chief Executive Officer compared to that of our median employee for Fiscal 2019:

Annual total compensation of our CEO for Fiscal 2019	$3,345,147
Annual total compensation of our median employee for Fiscal 2019	$ 61,560
Ratio of annual total compensation of our CEO to the annual total compensation of our median employee for Fiscal 2019	54 to 1

PROPOSAL 3 – RATIFICATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Proposal	Board Recommendation
3 Ratification of the Appointment of KPMG LLP as Our Independent Registered Public Accounting Firm for Fiscal 2020	Our Board of Directors unanimously recommends that you vote FOR this proposal ratifying the appointment of KPMG. 

PROPOSAL SUMMARY

We are asking you to ratify the selection of KPMG LLP ("KPMG"), an independent registered accounting firm, to serve as our independent registered public accounting firm for Fiscal 2020.

The Company's independent registered public accounting firm reports to, and is engaged at the direction of, the Audit Committee of the Company's Board of Directors. The Company's independent registered public accounting firm is responsible for auditing the Company's financial statements and the effectiveness of internal controls over financial reporting and for expressing opinions on these matters.

The Audit Committee appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2020. The Audit Committee believes that the appointment of KPMG is in the best interests of the Company and its stockholders for the following principal reasons:

- KPMG's independence from the Company;
- KPMG's historical and recent performance as the Company's independent registered public accounting firm;
- KPMG's understanding of the Company's business, operations, accounting policies and practices and internal control over financial reporting;
- KPMG's reputation in the industry and its experience in accounting matters for aerospace and defense companies;
- The reasonableness of the fees paid by the Company to KPMG for its services, both on an absolute basis and as compared to its peer firms; and
- Publicly available information about KPMG, including Public Company Accounting Oversight Board ("PCAOB") inspection reports on KPMG, recent litigation against former KPMG partners, and an enforcement action against KPMG by the Securities and Exchange Commission. The Audit Committee reviewed this information as part of its overall evaluation of the performance, expertise and experience of the KPMG team that audits the Company.

The Board of Directors asks that you ratify the appointment of KPMG as our independent registered public accounting firm for Fiscal 2020. Representatives of KPMG are expected to be present at the annual meeting, with the opportunity to make a statement if they so desire and to respond to appropriate questions from stockholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The following table sets forth the aggregate fees billed by KPMG to the Company for Fiscal 2018 and Fiscal 2019 for audit, audit-related and tax services.

Description of Fees	Fiscal 2018 ($)	Fiscal 2019 ($)
Audit Fees	1,988,901	1,987,221
Audit-Related Fees[1]	174,659	—
Tax Fees[2]	142,637	167,501

[1]   Fiscal 2018 audit-related fees were for acquisition due diligence assistance.

[2]   Tax fees in Fiscal 2018 and Fiscal 2019 were for reviews of domestic and foreign income tax returns and VAT services.

Audit Committee pre-approval is required for any audit, audit-related, tax or other services to be provided by the independent registered public accounting firm.

AUDIT COMMITTEE FISCAL 2019 REPORT

Dear Fellow Stockholders:

The Company's management has primary responsibility for the Company's financial statements and the quality and integrity of the reporting process and systems of internal control. KPMG is responsible for auditing the Company's financial statements and issuing a report on the conformity of those statements with generally accepted accounting principles ("GAAP") and a report on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with the Company's management and KPMG the Company's audited financial statements contained in the Company's Annual Report on Form 10-K filed with the SEC, including the critical accounting policies applied by the Company in preparing these financial statements. The Audit Committee also reviewed with management and KPMG the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and Quarterly Reports on Form 10-Q.

The Audit Committee reviewed and discussed with management and KPMG the overall scope and plans for the audit, the quality, adequacy and assessment of the effectiveness of internal controls over financial reporting and the Internal Audit Department's management, organization, responsibilities, budget and staffing. The Audit Committee also met with KPMG without management present and discussed the results of its audits, its evaluation of the Company's internal controls over financial reporting, disclosure controls and the overall quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant accounting judgments and the clarity of disclosures in the financial statements.

The Audit Committee also reviewed and discussed with KPMG the matters required by PCAOB Auditing Standard No. 1301 ("Communications with Audit Committees") and KPMG's independence from the Company and its management, including the matters in the written disclosures and letter furnished to the Audit Committee by KPMG and required by applicable requirements of the PCAOB.

The Audit Committee concluded that KPMG is independent from the Company and appointed KPMG as the Company's independent registered public accounting firm for Fiscal 2020. The Audit Committee recommends that the stockholders of the Company ratify that appointment (see Proposal 3).

In reliance on its review of the audited financial statements and the discussions referred to above and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in its charter, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for Fiscal 2019 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of Directors of AAR CORP.

Marc J. Walfish, Chair
Norman R. Bobins
James E. Goodwin
Patrick J. Kelly
Duncan J. McNabb
Peter Pace
Ronald B. Woodard

STOCK OWNERSHIP INFORMATION

The following tables show the shares of common stock beneficially owned, the percent of shares outstanding if greater than 1% and the number of stock units held, all as of July 31, 2019, by (i) each current director and director nominee for election to the Board, (ii) each executive officer named in the Summary Compensation Table (other than Mr. Milligan who left AAR on December 31, 2018), (iii) all directors and executive officers of the Company as a group, and (iv) each beneficial owner of more than five percent of the outstanding shares of common stock. Except as noted, the nature of beneficial ownership for shares shown in the tables is sole voting and sole investment power, and none of the shares shown in the tables is pledged by any of the persons listed.

SECURITY OWNERSHIP OF OUR BOARD AND MANAGEMENT

Name	Shares Beneficially Owned[1]	Percent of Shares Outstanding if Greater than 1%	Stock Units[2]
Anthony K. Anderson	23,462	—	—
Norman R. Bobins	57,225	—	—
Michael R. Boyce[3]	91,527	—	—
Sean M. Gillen	13,380	—	—
James E. Goodwin	66,385	—	9,688
John M. Holmes	439,775	—	—
Patrick J. Kelly[4]	73,204	—	—
Duncan J. McNabb	8,273	—	3,922
Peter Pace	21,669	—	—
Eric S. Pachapa	22,137	—	—
Robert J. Regan	315,666	—	—
David P. Storch[5]	1,528,485	4.35%	—
Jennifer L. Vogel	18,712	—	—
Marc J. Walfish	113,727	—	38,279
Ronald B. Woodard	16,403	—	—
All directors and executive officers as a group (15 persons)	2,810,030	8.01%	51,889

[1] Includes (a) unvested restricted shares held by directors and executive officers and (b) the following shares of the identified person that may be acquired within 60 days of July 31, 2019 through the exercise of stock options: Mr. Holmes, 248,565 shares; Mr. Gillen, 0 shares; Mr. Regan, 203,214 shares; Mr. Pachapa, 10,248 shares; Mr. Storch, 382,936 shares; and all directors and executive officers as a group, 844,963 shares.

[2] Represents stock units held by directors who defer all or a portion of their director compensation under the Non-Employee Directors' Deferred Compensation Plan. Each stock unit represents the right to receive one share of common stock upon termination of service on the Board or the happening of certain other events, as specified in the Plan.

[3] Includes 10,000 shares beneficially owned through Maverick Investors Limited Partnership, a family partnership of which Mr. Boyce is a general partner.

[4] Includes 16,000 shares beneficially owned through KMK & Associates, LLC, of which Mr. Kelly is a one-third owner.

[5] Includes: (a) 18,810 shares beneficially owned by Mr. Storch's wife, as to which Mr. Storch disclaims beneficial ownership; (b) 200,000 shares beneficially owned through DPS Asset Management LLC, a family investment vehicle of which Mr. Storch is President; (c) 2,025 shares under the Lorraine Storch Revocable Trust under which Mr. Storch is trustee and a beneficiary; (d) 250,000 shares owned through the Storch Family Dynasty Trust, under which Mr. Storch is trustee and a beneficiary; and (e) 52,473 shares beneficially owned through a limited power of attorney arrangement, as to which Mr. Storch disclaims beneficial ownership; and 76,738 shares by GRAT.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Name and Address of Beneficial Owner	Number of Shares	Percent of Class
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	6,159,968	17.6%
Vanguard Group, Inc.[2] 100 Vanguard Blvd. Malvern, PA 19355	3,508,048	10.00%
Dimensional Fund Advisors LP[3] Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,955,585	8.42%

[1] Based on a Schedule 13G amendment filed on January 2, 2019, BlackRock, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 6,071,330
- Shared voting power: 0
- Sole dispositive power: 6,159,968
- Shared dispositive power: 0

[2] Based on a Schedule 13G amendment filed on May 10, 2019, the Vanguard Group, Inc. disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 31,292
- Shared voting power: 5,990
- Sole dispositive power: 3,473,476
- Shared dispositive power: 34,572

[3] Based on a Schedule 13G amendment filed on February 8, 2019, Dimensional Fund Advisors LP disclosed beneficial ownership with respect to the shares as follows:

- Sole voting power: 2,861,432
- Shared voting power: 0
- Sole dispositive power: 2,955,585
- Shared dispositive power: 0

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and beneficial owners of more than 10% of the Company's stock, if any, to file reports of ownership and changes in ownership on Forms 3, 4, and 5 with the SEC and the NYSE, and to furnish copies of these forms to the Company. To the Company's knowledge, based solely upon a review of copies of SEC Forms 3, 4 and 5 and upon related written representations furnished to the Company with respect to Fiscal 2018, the Company believes that all of the Company's officers and directors filed on a timely basis all reports required by Section 16(a) of the Securities Exchange Act of 1934 during Fiscal 2019.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of May 31, 2019 with respect to the Company's compensation plans under which equity securities of the Company are authorized for issuance (shares in thousands):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securities holders	1,777	$ 30.37	1,556
Equity compensation plans not approved by securities holders	—	—	—
Total	1,777	$ 30.37	1,556

* Represents shares under the AAR CORP. 2013 Stock Plan and the AAR CORP. Amended and Restated Stock Benefit Plan. The Company may not grant any future stock awards under the AAR CORP. Amended and Restated Stock Benefit Plan.



STOCKHOLDER PROPOSALS FOR OUR 2020 ANNUAL MEETING

Any stockholder who, in accordance with SEC Rule 14a-8, wishes to present a proposal for consideration at the annual meeting of stockholders to be held in 2020 must submit such proposal to the Company, in writing, to be received by the Secretary of the Company, AAR CORP., One AAR Place, 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, no later than April 17, 2020, in order for the proposal to be eligible for inclusion in the Company's proxy statement and form of proxy for that meeting. The proposal must comply with applicable SEC rules and the Company's By-Laws.

Under the Company's By-Laws, any stockholder who wishes to submit a matter (other than a stockholder proposal brought in accordance with SEC Rule 14a-8) for consideration at the 2020 annual meeting of stockholders, including any stockholder proposal or director nomination, that would not be included in the Company's proxy statement, must submit the matter to the Company, in writing, to be received by the Secretary of the Company no later than March 29, 2020. The notice of such matter must contain the information required by the By-Laws.



OTHER BUSINESS

Management knows of no other matters that are to be brought before the annual meeting. However, if any other matter properly comes before the annual meeting, the named proxy holders will vote all proxies in their discretion and best judgment on such other matter.

By Order of the Board of Directors,

Robert J. Regan
Vice President, General Counsel and Secretary

August 15, 2019

Upon the written request of any record holder or beneficial owner of common stock of AAR CORP., the Company will provide, without charge, a copy of its annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended May 31, 2019. Requests should be made to Mr. Robert J. Regan, Vice President, General Counsel and Secretary, AAR CORP., One AAR Place, 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000.

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APPENDIX A – QUESTIONS AND ANSWERS ABOUT OUR 2019 ANNUAL MEETING

How does the Board of Directors recommend that I vote?

The Board of Directors recommends that you vote:

• **FOR** the election of three director nominees;
• **FOR** the advisory proposal to approve our Fiscal 2019 executive compensation; and
• **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for Fiscal 2020.

The persons designated on the proxy card as the Company's "proxy holders" will vote all shares covered by your proxy card in accordance with your instructions on the proxy card. If no instructions are given, the proxy holders will vote the shares in accordance with the Board's recommendations.

If any other matter properly comes before the annual meeting, the proxy holders will use their judgment to vote in a manner consistent with the best interests of stockholders. If any director nominee becomes unavailable for election for any reason prior to the annual meeting vote, the Board may reduce the number of directors to be elected or substitute another person as nominee, in which case the proxy holders will vote for the substitute nominee.

How do I access the proxy materials electronically?

We mailed a "Notice of Internet Availability of Proxy Materials" to all of our stockholders on or about August 15 2019. The Notice provides you with instructions on how to:

• Access and review our proxy materials over the Internet;
• Submit your vote over the Internet; and
• Request printed copies of our proxy materials.

This proxy statement, our annual report to stockholders for the fiscal year ended May 31, 2019 and our Fiscal 2019 annual report on Form 10-K may be viewed online at *www.proxyvote.com*.

Who is entitled to vote at the annual meeting?

You are entitled to vote at the annual meeting if you were an AAR CORP. stockholder at the close of business on August 1, 2019. This date is referred to as the "record date" in this proxy statement.

Stockholder of Record. You are a "stockholder of record" if your shares are registered in your name with Computershare, our transfer agent. If you were a stockholder of record at the close of business on the record date, you may vote your shares by proxy by completing, signing, dating and returning the enclosed proxy card, voting by telephone or over the Internet, or in person by attending and voting at the annual meeting.

Beneficial Owner. You are a "beneficial owner" of shares if your shares are held in a brokerage account or by a bank or other nominee. If you were a beneficial owner of shares at the close of business on the record date, you may vote your shares by giving voting instructions to your broker, bank or other nominee who is the "stockholder of record" of your shares. The Company has directed brokers, banks and other nominees to obtain voting instructions from their beneficial owners. Proxies submitted by brokers, banks and other nominees on behalf of their beneficial owners will count toward a quorum and will be voted as instructed by the beneficial owners. You will receive additional instructions from your broker, bank or other nominee explaining how you may vote your shares.

You may receive more than one set of proxy materials. This means you hold your shares in more than one account. Please vote all of your shares.

A list of stockholders of record entitled to vote will be available at the Company's corporate headquarters for 10 days prior to the meeting and during the meeting.

On the August 1, 2019 record date for the 2019 annual meeting, 35,066,967 shares of common stock of the Company were outstanding. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the annual meeting.

How do I vote by telephone or over the Internet?

Specific instructions for using the telephone and Internet voting methods are set forth on the proxy card. These instructions are designed to authenticate your identity, allow you to give your voting instructions and confirm that those instructions have been properly recorded. You may vote by telephone or over the Internet 24 hours a day, seven days a week, until 10:59 p.m., Central Time, on September 23, 2019 (the day prior to the annual meeting). If you vote by telephone or over the Internet, please do not return your proxy card.

How do I revoke a proxy?

You may revoke your proxy (e.g., to change your vote) at any time before your proxy is exercised by:

- Sending a written notice of revocation to the Secretary of the Company at the Company's address listed on the first page of this proxy statement;
- Submitting a later-dated proxy by telephone, over the Internet or by mail; or
- Voting in person at the annual meeting.

What are the quorum and vote requirements?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will exist if a majority of the outstanding shares of common stock entitled to vote at the annual meeting is present in person or by proxy at the annual meeting. Abstentions and broker non-votes, if any, will be counted as present for purposes of determining whether there is a quorum. A "broker non-vote" occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, bank or other nominee does not have discretionary voting power with respect to that proposal and has not received instructions on how to vote from the beneficial owner of the shares.

Please note that brokers, banks and other nominees will have discretionary authority to vote beneficial owners' shares on the ratification of KPMG LLP. However, they will not have discretionary authority to vote shares on the election of directors or the advisory proposal to approve our Fiscal 2019 executive compensation and therefore cannot vote on these proposals, unless their beneficial owners provide specific voting instructions in each case. Accordingly, please provide specific voting instructions on these proposals to your broker, bank or other nominee so that your vote may be counted.

The following table indicates the vote required for approval of each matter to be presented to the stockholders at the annual meeting and the effect of abstentions and broker non-votes.

	Required Vote	Effect of Abstentions and Broker Non-Votes
Proposal 1 — Election of three directors	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 2 — Advisory proposal to approve our Fiscal 2019 executive compensation	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." Broker non-votes will have no effect on the voting for this matter.
Proposal 3 — Ratification of the appointment of KPMG LLP	Affirmative vote of a majority of the shares of common stock present in person or represented by proxy and entitled to vote.	Abstentions will have the effect of a vote "against." There will be no broker non-votes for this matter.

How will the votes at the annual meeting be tabulated?

Inspectors of election appointed for the annual meeting will tabulate all votes cast in person or by proxy at the annual meeting. In the event a quorum is not present at the annual meeting, we expect that the annual meeting will be adjourned or postponed to solicit additional proxies.

Who is the Company's proxy solicitor?

The Company has engaged D. F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist the Company in soliciting proxies at a total estimated cost of $12,500 plus reasonable out-of-pocket expenses. The cost of soliciting proxies will be paid by the Company. D. F. King & Co., Inc. may solicit proxies by mail, telephone, facsimile, e-mail or in person. Directors, officers and employees of the Company also may solicit proxies for no additional compensation.

Where will I find the voting results on the proposals presented at the annual meeting?

We intend to announce the preliminary voting results at the annual meeting. We will publish the final voting results in a Current Report on Form 8-K that we will file with the SEC within four business days of the annual meeting.

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APPENDIX B – NON-GAAP FINANCIAL MEASURES

NON-GAAP FINANCIAL MEASURES

Adjusted operating income, adjusted diluted earnings per share from continuing operations and adjusted return on invested capital are "non-GAAP financial measures" as defined in Regulation G of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe these non-GAAP financial measures are relevant and useful for investors as they provide a better understanding of our actual operating performance unaffected by the impact of certain items. When reviewed in conjunction with our GAAP results and the accompanying reconciliations, we believe these non-GAAP financial measures provide additional information that is useful to gain an understanding of the factors and trends affecting our business and provide a means by which to compare our operating performance against that of other companies in the industries we compete. These non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. These non-GAAP measures exclude items of an unusual nature including but not limited to certain income tax benefits, severance, restructuring costs, facility repositioning costs, impairment charges, and significant customer bankruptcies.

Pursuant to the requirements of Regulation G of the Exchange Act, we are providing the following tables that reconcile the above mentioned non-GAAP financial measures to the most directly comparable GAAP financial measures:

Adjusted Diluted EPS from Continuing Operations

	FY2016	FY2017	FY2018	FY2019
Diluted EPS from continuing operations	$ 1.30	$ 1.51	$ 2.11	$ 2.40
Deferred tax re-measurement from Tax Reform	—	—	(0.41)	—
State income tax benefit	—	—	(0.06)	(0.15)
Recognition of previously reserved income tax benefits	—	—	—	(0.19)
Other income tax benefits	(0.07)	—	—	—
Customer bankruptcy charge, net of tax	—	—	—	0.27
Gain on asset disposal, net of tax	—	(0.08)	—	—
Facility repositioning and impairment costs, net of tax	0.02	—	—	0.02
Severance and restructuring charges, net of tax	0.02	0.02	0.09	0.01
Adjusted Diluted EPS from Continuing Operations	**1.27**	**1.45**	**1.73**	**2.36**

Adjusted Return on Invested Capital

	FY2016	FY2017	FY2018	FY2019
(in millions)				
Operating income	$ 75.5	$ 82.3	$ 86.0	$ 98.3
Customer bankruptcy charge	—	—	—	12.4
Gain on asset disposal	—	(2.6)	—	—
Facility repositioning and impairment costs	1.0	—	—	0.9
Severance and restructuring charges	1.3	0.8	4.5	0.2
Adjusted operating income	**77.8**	**80.5**	**90.5**	**111.8**
Invested capital	739.0	851.0	983.0	1,023.0
Adjusted return on invested capital	**10.5%**	**9.5%**	**9.2%**	**10.9%**

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AAR contact information

Americas
AAR World Headquarters
1100 N. Wood Dale Rd.
Wood Dale, IL 60191 USA
T: +1.630.227.2000
F: +1.630.227.2039

Europe
3rd Floor Eastside
World Business Centre 1
1206 Newall Road
Heathrow Airport, Middlesex
London, UK TW6 2RE
T: +44.208.990.6700

Asia Pacific & India
7 Changi Business Park Vista #03-01
Soo Kee Building
Singapore 486042
T: +65.6508.6460

Middle East & Africa
Boulevard Plaza, Tower 2, Level 23
Business Bay – Dubai, UAE
T: +971.4409.6768

AOG 24/7 worldwide
T: +1.630.227.2470
AOG@aarcorp.com

